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04045287

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Talcorp

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3841 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/4/04

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

ARLS
6-30-04

26 August 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP PRELIMINARY FINAL REPORT

FOR FULL YEAR ENDED 30 JUNE 2004

In accordance with the ASX Listing Rules, the following documents are transmitted for lodgement:

1. Media Release;
2. Preliminary Final Report and Dividend Announcement (Appendix 4E) for the year ended 30 June 2004; and
2. Financial Statements for the year ended 30 June 2004.

Please note that the Directors have declared a final dividend of 36 cents per share fully franked at the company tax rate of 30% to be paid on 11 October 2004.

The record date for the purpose of entitlement to the final dividend will be 7 September 2004. Registrable transfers received at the office of the company's share registrar, ASX Perpetual Registrars, Level 4, 333 Collins Street, Melbourne, Victoria, 3000, by 7 September 2004 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the final dividend are determined.

The Directors decided to continue the operation of the Company's Dividend Reinvestment Plan (DRP) for the final dividend. Information regarding the DRP can be found on the company's website at **www.tabcorp.com.au**.

The Directors have resolved to convene the Annual General Meeting of the Company to be held at the Grand Ballroom, Sofitel Melbourne, 25 Collins Street, Melbourne, at 10.00 am on Monday 29 November 2004. In accordance with Section 1109N of the Corporations Act, for the purpose of voting at the Annual General Meeting or adjourned meeting, shares will be taken to be held by those persons recorded in the Company's register of members at 7.00 pm on Saturday 27 November 2004.

Peter Caillard
Executive General Manager – Corporate, Legal and Compliance

Enc.

* * * * * * *

Tabcorp full year results to 30 June 2004

- Net profit after tax (before goodwill and non-recurring items) – up 29.8% to $364.8 million. Normalising for the above theoretical win rates in the international commission play business at Jupiters casinos, up 21.5% to $341.7 million.

- Earnings per share (before goodwill and non-recurring items) – up 19.2% to 91.1 cents. On a normalised basis, up 11.6% to 85.2 cents.

- Full dividend 71 cents per share fully franked – up 4 cents on previous full dividend of 67 cents per share.

- Net profit after tax – up 23.1% to $311.0 million. Basic earnings per share – up 13.1% to 77.6 cents.

- Net operating revenue $2,462.8 million – up 29.2%. On a normalised basis, up 27.1% to $2,422.5 million.

- Earnings before interest, taxation and goodwill amortisation (EBITA) – up 43.5% to $629.7 million. Normalised, up 31.9% to $598.0 million.

- Segment EBITA results:
  - Casinos – up 89.2% to $331.0 million. Normalised basis, up 70.2% to $297.8 million.
  - Gaming – up 5.9% to $220.6 million.
  - Wagering and Network Games – up 38.6% to $92.9 million.

- Taxes on gambling paid by Tabcorp businesses – up 12.1% to $833.6 million.

- Income generated for the Victorian racing industry – $261.4 million.

- The Tabcorp group contributed $78.4 million to state community benefit funds in Australia.

- Successful merger with Jupiters, creating synergies greater than expected.

- Acquisition of Tab Limited with integration commenced and new organisation structure announced on 25 August.

- Tab Limited achieved net profit after tax (before goodwill and non-recurring items) – up 11.0% to $96.7 million.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

26 August 2004

Strength and diversity delivers strong growth and higher dividends

Tabcorp Holdings Limited, Australia's premier gambling and entertainment group, recorded a strong 29.8% increase in net profit after tax before goodwill and excluding non-recurring items to $364.8 million for the year ended 30 June 2004. Normalising for above theoretical win rates in the international commission play business at Jupiters casinos, it was up 21.5% to $341.6 million.

Chairman, Michael Robinson, said the results reflected the strength and diversity of the company in the gambling, entertainment and hospitality markets in Australia.

He said Tabcorp had declared a final dividend of 36 cents per share, taking the full year dividend to 71 cents per share. The dividend will be fully franked and payable on 11 October 2004 to shareholders registered on the books at 7 September 2004.

Mr Robinson described Tabcorp's financial position as solid and well positioned for future growth. He said the management performance had been strong, not only integrating Jupiters, but securing the acquisition of Tab Limited, at the same time as controlling costs and delivering improved efficiencies to maximise earnings.

"Earnings per share growth (pre goodwill and non-recurring items) of more than 19% in the year is a great reward for shareholders in a year of significant change for the company."

Managing Director and Chief Executive Officer, Matthew Slatter, said: "Tabcorp is creating a bigger and better game for customers and shareholders across Australia.

"Tabcorp will continue to raise the bar and offer leading products and exceptional customer service across all of our entertainment businesses. There is currently no other gambling and entertainment company in the world like Tabcorp which offers such a diversity of gambling, entertainment, customer service, first-class facilities and products."

Mr Slatter credited the year's successful performance on sound management and an enthusiastic team of 10,000 people which has grown to almost 12,000 with the acquisition of Tab Limited. "We're a dynamic and energetic company focused on creating opportunities for our people and offering great entertainment experiences for our customers, while delivering value for our shareholders."

The Jupiters merger is ahead of schedule and forecasts and annual synergies are now anticipated to be $27.9 million, $3.3 million above the synergies estimated at the end of the first half of 2004. Mr Slatter added that Tabcorp would continue to focus on delivering the integration project and to merge with Tab Limited to achieve maximum benefit for the business and shareholders.

He said the acquisition of Tab Limited provided a platform for growth for wagering and the racing industry in Australia, adding that Tabcorp was looking forward to building on its

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

sound working relationships with the racing industries in Victoria and New South Wales and offering new bet types and larger betting pools for customers.

"Bringing Tabcorp and Tab Limited together means shareholders, punters and the racing codes will benefit from an energised and vibrant Australian racing industry."

Mr Slatter said Tabcorp's strong results were boosted by earnings growth at all casino properties; Victorian gaming revenue showing sound growth in the second half of the year; and solid revenue growth from the Wagering and Network Games division.

During the year ended 30 June 2004, Tabcorp's net operating revenue grew by 29.2% to $2,462.8 million, and on a normalised basis it was $2,422.5 million, up 27.1%. Wagering and Network Games net operating revenue grew by 21.8% and the Casinos division reported a 68.7% increase in net operating revenue following the Jupiters merger, and up 62.3% on a normalised basis. The Gaming division's net operating revenue was up 1.4%.

Earnings before interest, taxation and goodwill amortisation (EBITA) for the Tabcorp group, which includes powerbrands such as the Star City and Jupiters casinos, TAB, Tabaret, Keno and TAB Sportsbet, were $629.7 million, up 43.5% on the prior corresponding period (up 39.3% excluding non-recurring items).

Earnings per share before goodwill amortisation and non-recurring items increased 19.2% on the prior corresponding period to 91.1 cents. Basic earnings per share increased 13.1% on the prior corresponding period to 77.6 cents.

In the year ended 30 June 2004, Tabcorp businesses paid out a total of $833.6 million in taxes on gambling to help provide essential services in the community and support for various groups. In addition, the Victorian racing industry received $261.4 million from Tabcorp businesses, assisting the industry to maintain a market leading position in the provision of racing products and to operate outstanding events such as the Spring Racing Carnival.

The annualised return on average shareholders' equity (before goodwill) of 21.5% was achieved through solid revenue growth, continued tight control on expenses and efficient capital management.

Mr Slatter said Tabcorp's debt ratios remained strong and Standard & Poor's had confirmed the company's BBB+ (negative watch) credit rating.

In addition to the company's growth and solid financial position, Mr Slatter said Tabcorp was actively supporting local communities with a range of sponsorships for sporting groups and community services, on top of the $78.4 million which the Tabcorp group contributes to state community benefit funds in Victoria, New South Wales and Queensland.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Casinos

The Casinos division achieved EBITA (excluding non-recurring items) of $332.1 million, which was 81.4% above the previous financial year and reflecting the Jupiters acquisition. The division's net operating revenue increased by 68.7% to $1,064.9 million.

On a normalised basis, net operating revenue was up 62.3% to $1,024.6 million and EBITA (excluding non-recurring items) grew by 63.2% to $298.8 million. On a comparative 12-month pro forma normalised basis, including the Jupiters business for the full 12 months in the periods ended 30 June 2003 and 30 June 2004, net operating revenues increased 3.3%, while EBITA (excluding non-recurring items) grew by 12.7%. The overall pro forma normalised EBITA margin (excluding non recurring items) increased from 26.3% to 28.7%.

At Star City, net operating revenue increased by 1.3% during the year. A continued focus on operating efficiencies delivered an increase in the EBITA margin (excluding non-recurring items) at Star City.

The three Jupiters casinos on the Gold Coast, Brisbane and Townsville delivered strong net operating revenues for the eight months to 30 June 2004. On a comparative 12-month pro forma normalised basis, net operating revenue from the three Jupiters casinos was up 5.5%, relative to the prior corresponding period. Net operating revenue from the international rebate play business was $41.0 million above theoretical for the 12 months ended 30 June 2004.

The integration of Jupiters with the Tabcorp group continues and teams from Jupiters and Star City are now sharing best-practice knowledge in all areas of casino operations to enhance customer experience and operating margins. Increased revenue combined with these initiatives has resulted in improved EBITA margin (excluding non-recurring items) for the Jupiters casinos.

Gaming

The Gaming division achieved EBITA (excluding non-recurring items) of $220.0 million, which was 3.3% above the previous financial year. Total net operating revenue increased by 1.4% to $859.8 million and market share in Victoria has climbed to 49.6%. On a comparative 12-month pro forma basis net operating revenue was in line with the previous year, with machine monitoring in Queensland up 6.5%.

Revenue from Victorian gaming was down 0.2% on the previous year. The continuous improvement of the overall amenity for all customers has reduced the impact of the smoking bans. Revenue for the second half was 5.6% above the prior corresponding period.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

The Gaming division continues to invest in the latest games and machines to meet customer needs. During the year, 3,727 new machines and games were introduced to the Victorian gaming network. The introduction of the 798 Cash Express hyperlink jackpot machines across 110 venues has proved very popular with customers. Forty-six venues were refurbished and one new venue opened during the year.

Operating costs (excluding non-recurring items) were 22.6% above the previous year due to the inclusion of machine monitoring operating expenses. On a comparative 12-month pro forma basis, other operating costs were 2.9% below the prior corresponding period. On a comparative 12-month pro forma basis, EBITA (excluding non-recurring items) increased by 2.8%, with the EBITA margin (excluding non recurring items) increasing from 24.8% to 25.5%.

Victoria's Tabaret hotel venues contributed $62.1 million to the state's Community Support Fund for the 12 months to 30 June 2004.

Wagering and Network Games

The Wagering and Network Games division achieved EBITA (excluding non-recurring items) of $94.0 million, which was 37.3% above the previous financial year. The division's total net operating revenue increased by 21.8% to $519.9 million.

The increase in revenue was achieved by a combination of solid underlying growth in its traditional Victorian based wagering businesses and the inclusion of Jupiters businesses of Keno and Jupiters Technology sales from November 2003. On a comparative 12-month pro forma basis the overall net operating revenue growth was 6.9% on the prior corresponding period.

Revenue from parimutuel wagering on racing increased by 4.2% on the prior corresponding period. Thoroughbred racing grew by 2.9%, supported by a record Flemington Spring Carnival and strong wagering growth on interstate racing products, especially from Queensland and Western Australia. Harness racing and greyhound racing both enjoyed strong wagering revenue growth from Victorian and interstate meetings, achieving 6.3% and 8.1% revenue growth respectively.

Revenue from sportsbetting grew by 31.0% with the World Cup Rugby tournament in November 2003 and the Euro Soccer tournament in June 2004 attracting considerable interest from existing and new customers.

Keno in Queensland and New South Wales and Jupiters Technology sales businesses were integrated into the operations from November 2003. For the eight months, these businesses contributed $71.4 million in revenue with all products showing solid growth over the comparable period. On a comparative 12-month pro forma basis, Keno revenue from all states was 4.6% above the prior corresponding period with sales in Queensland being particularly strong, due to the introduction of a revised prize table and enhanced promotional campaigns during the year.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Jupiters Technology, which includes the international sales and support of Trackside, recorded $12.6 million in revenue on a 12-month pro forma basis, up from $3.9 million in the prior corresponding period.

The overall revenue growth, combined with the division's ability to continue to extract operating efficiencies, resulted in EBITA (excluding non-recurring items) growth of 18.0% on the prior corresponding period on a comparative 12-month pro forma basis, with the EBITA margin (excluding non-recurring items) increasing from 16.6% to 18.3%.

Tab Limited

Tab Limited achieved profit before interest, taxation and amortisation of goodwill on a recurring basis of $162.8 million in the 12 months to 30 June 2004, an increase of 9.1% on the previous financial year.

Tab's total recurring net operating revenue increased by 5.6% to a record $980.2 million, reflecting continued favourable trading conditions and improved performances in the second half of the period under review. Net profit after tax and before goodwill and non-recurring items increased 11.0% to $96.7 million.

Tab's Wagering, Media and Gaming businesses all continued to grow. Tab's Wagering's net operating total revenue rose 5.1% to $825.6 million; Media's net operating revenue increased 1.8% to $101.9 million; Tab's Gaming net operating revenue increased 25.8% to $52.7 million.

Tab's Wagering revenue on racing grew 4.0%, with revenue from thoroughbreds up 2.7%, harness up 6.0% and greyhounds up 7.7% on the prior corresponding period.

Tab's sportsbetting continued to broaden its appeal to an increasing market of customers - the majority of them betting online though NetTAB. Sportsbetting revenue increased 28.5% on the prior corresponding period.

In the Media division, greater revenues were achieved on the strength of increased international programming sales and increased commercial site numbers. Sky and 2KY1017 covered some 5,700 race meetings during the year.

Tabcorp outlook

Mr Slatter said the new financial year had started well. "We currently expect that the company's strong performance in 2003/04 will continue and that the group will deliver solid growth in earnings per share in the 2005 financial year."

In relation to the acquisition of Tab Limited, Tabcorp gained about 96% of acceptances from Tab shareholders by the time the offer closed on 13 August, and is now in the process of acquiring compulsorily the balance of the Tab shares. Tab Limited, now a subsidiary of Tabcorp, is scheduled to be delisted on the ASX on Monday 30 August.

With respect to synergies and efficiencies from the Jupiters merger, $12.5 million were achieved in the 2004 financial year. Going forward, synergies and efficiencies of $26.6

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

million are expected for the 2005 financial year, this being above estimates provided in the half year results. These amounts exclude the benefit of synergies identified with respect to the Caesars Entertainment managed Gold Coast and Treasury casinos. While some benefits are beginning to flow, Tabcorp continues to have discussions with Caesars about the ongoing management of these two properties.

Mr Slatter stated: "Our primary focus for the 2005 financial year is to complete the Jupiters integration and successfully complete year one of the two-year Tab Limited integration. Both integrations provide the opportunity for further significant value creation for shareholders and success will mean achieving that value on-time and in a sustainable manner.

"The company remains confident that the total synergies as per the Tab Limited bidder's statement released on 2 April 2004 will be delivered, with around 40% expected to be delivered in the 2005 financial year."

On the matter of Tabcorp securing wagering and gaming licences post 2012, the Victorian Government has announced that it will conduct a review of gambling with a view to allocating licences from 2007. The review will not look at reducing the number of gaming machines in Victoria. Mr Slatter said: "As Australia's premier gambling and entertainment group, Tabcorp remains in a very strong position to continue to hold the wagering and gaming licences in Victoria beyond 2012. Tabcorp has demonstrated to the Victorian Government and the community that it can hold both licences and run the businesses with the highest levels of integrity," he said.

Tabcorp recognises its leadership position in the gambling industry in Australia and will continue to invest in implementing responsible gambling initiatives across the group. A number of these initiatives were identified as a result of the KPMG audit undertaken last year and represent international best practice. A further independent audit of compliance with the Tabcorp responsible gambling code will be undertaken this year.

With the acquisition of Tab Limited, Tabcorp has 250,000 shareholders and Mr Slatter said they should be positive about the company's outlook, with reduced reliance on any one regulatory jurisdiction, growing market share and continued investment in delivering a premier entertainment experience to our customers every time.

Mr Slatter concluded: "Tabcorp is strategically positioned in Australia as the most diversified gambling, entertainment and hospitality group and one of the biggest gambling and leisure businesses in the world with a combination of unique skills and capabilities."

For more information, please contact:
Bruce Tobin, General Manager Public Affairs
(03) 9868 2508

Tabcorp Holdings Ltd - Financial Performance

	Actual 12 months to 30 June 2003	Actual 12 months to 30 June 2004 [1]	Change	Normalised 12 months to 30 June 2004 [1,2]	Change
Net operating revenue ($m)	**1,906.1**	**2,462.8**	**29.2%**	**2,422.5**	**27.1%**
Net profit after tax ($m)					
- Before goodwill amort^n and non-recurring items	281.0	364.8	29.8%	341.6	21.5%
- Before non-recurring items	263.1	310.6	18.1%	287.3	9.2%
- Basic	252.6	311.0	23.1%	287.7	13.9%
Earnings per share (cents)					
- Before goodwill amort^n and non-recurring items	76.4	91.1	19.2%	85.2	11.6%
- Before non-recurring items	71.5	77.5	8.4%	71.7	0.3%
- Basic	68.7	77.6	13.1%	71.8	4.6%
Dividend per share[3] (cents)	**67.0**	**71.0**	**6.0%**	**71.0**	**6.0%**

Notes:
1. Actual results for the 12 months ended 30 June 2004 include a contribution from Jupiters for 8 months
2. Normalised results exclude the impact of above theoretical win rates in international commission play business in the Jupiters casinos, for the 8 months
3. Fully franked

Summary Divisional Results

$m	Actual 12 months to 30 June 2004 [1]	Pro forma 12 months to 30 June 2003 [2]	Pro forma 12 months to 30 June 2004 [2]	Change
Net operating revenue				
Casinos at theo	1,024.6	1,172.3	1,210.4	3.3%
Impact of above/below theo	40.3	(3.2)	41.0	na
Casinos	1,064.9	1,169.1	1,251.5	7.1%
Gaming	859.8	867.2	866.9	0.0%
Wagering & Network Games	519.9	521.2	557.3	6.9%
EBITA [3]				
Casinos at theo	298.8	308.2	347.3	12.7%
Impact of above/below theo	33.3	(2.7)	33.9	na
Casinos	332.1	305.5	381.3	24.8%
Gaming	220.0	215.3	221.4	2.8%
Wagering & Network Games	94.0	86.5	102.2	18.0%

Notes:
1. Actual results for 12 months ended 30 June 2004 include a contribution from Jupiters for 8 months
2. Pro forma results include a contribution from Jupiters for 12 months in the current and prior periods
3. Excludes non-recurring items

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Tab Limited - Financial Performance

$m	12 months to 30 June 2003	12 months to 30 June 2004	Change
Net operating revenue ($m)	**927.9**	**980.2**	**5.6%**
Net profit after tax			
- Before goodwill amort^{n} and non-recurring items ($m)	87.1	96.7	11.0%
- Before non-recurring items ($m)	74.5	84.1	12.9%
- Basic ($m)	74.5	73.4	(1.5)%

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Appendix 4E
Preliminary final report

Name of entity	ABN Reference
TABCORP HOLDINGS LIMITED	063 780 709

1. Reporting periods

financial year ended ('current period')	financial year ended ('previous corresponding period')
30 June 2004	30 June 2003

2. Results for announcement to the market

	Current period $'000	Previous corresponding period $'000	% Change Increase/(decrease)	Amount Increase/(decrease) $'000
Key Information				
Revenues from ordinary activities	2,499,969	1,937,128	29%	562,841
Profit from ordinary activities after tax attributable to members	311,027	252,624	23%	58,403
Net profit (loss) for the period attributable to members	311,027	252,624	23%	58,403

Dividends (distributions)			Amount per security	Franked amount per security at 30% tax
Final dividend	Record Date Payable	7 September 2004 11 October 2004	36.0 ¢	36.0 ¢
Interim dividend	Paid	6 April 2004	35.0 ¢	35.0 ¢

Supplementary comments
Please refer to the audited Financial Statements for the year ended 30 June 2004 for a brief explanation of the above figures.

3. Statement of financial performance

Please refer to the audited Financial Statements for the year ended 30 June 2004.

4. Statement of financial position

Please refer to the audited Financial Statements for the year ended 30 June 2004.

5. Statement of cash flows

Please refer to the audited Financial Statements for the year ended 30 June 2004.

6. Dividends

		Date paid/payable	Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend	Amount $'000
Final dividend:	Current year	11 October 2004	36.0 ¢	36.0 ¢	0.00 ¢	184,933
	Previous year	1 October 2003	34.0 ¢	34.0 ¢	0.00 ¢	124,730
Interim dividend:	Current year	6 April 2004	35.0 ¢	35.0 ¢	0.00 ¢	145,348
	Previous year	2 April 2003	33.0 ¢	33.0 ¢	0.00 ¢	120,634

Total dividend per share (interim *plus* final)

	Current year	Previous year
Ordinary shares	71.0 ¢	67.0 ¢

7. Dividend reinvestment plans

The dividend reinvestment plan shown below is in operation.

The dividend reinvestment plan (DRP) commenced with the interim dividend paid in April 2004.
Shares allotted under the DRP will be issued at a discount of 2.5% to the average of the daily volume weighted average market price of Tabcorp shares over ten trading days starting on 9 September 2004. No brokerage, commission or other transaction costs will be payable by participants on shares acquired under the DRP.

The last date for receipt of election notices for the dividend reinvestment plan	7 September 2004

8. Statement of Retained Earnings

Please refer to Note 30 of the audited Financial Statements for the year ended 30 June 2004.

9. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary share ($)	-1.00	-0.15
Net tangible asset backing per ordinary share including Licences and Rights to Management Agreement ($)	1.64	2.81

10. Controlled entities

Please refer to Note 35 of the audited Financial Statements for the year ended 30 June 2004.

	Current period $A'000
Contribution of Jupiters Limited since acquisition date to the consolidated operating profit from ordinary activities after income tax expense and prior to goodwill amortisation	107,977

11. Associates and Joint Ventures

The economic entity does not operate a Joint Venture entity but rather a Joint Venture operation. Please refer to Note 1(s) of the audited Financial Statements for the year ended 30 June 2004.

12. Other significant information

Please refer to the audited Financial Statements for the year ended 30 June 2004.

13. Foreign entities

N/A

14. Commentary

14.1 Earnings per security

Please refer to Note 6 of the audited Financial Statements for the year ended 30 June 2004.

14.2 Returns to shareholders including distributions and buy backs

Please refer to the audited Financial Statements for the year ended 30 June 2004.

Note 5 - Dividends

Note 29 - Contributed Equity

14.3 -14.5 Significant features of operating performance

Consolidated profit after tax (PAT) increased by 23.1% in 2003/2004 to $311.0 million, from $252.6 million in 2002/2003. During the year, non-recurring items of $0.4 million favourable were incurred, compared to $10.5 million unfavourable in 2002/2003, in addition to the impact of above theoretical win at the casinos of $23.3 million favourable. Non-recurring items for 2003/2004 included net tax adjustments of $6.9 million favourable relating to the introduction of tax consolidations ($31.1m tax benefit) and casino prepaid rent impacts for prior years ($24.2m tax expense), reversal of 2002/2003 surplus lease provisions of $1.1 million within the Gaming division's existing Queensland operation and integration costs of $2.2 million. Adjusting for theoretical win rates in the casino commission play business and pre non-recurring items, PAT increased by 9.2% to $287.3 million.

The consolidated entity's total revenue increased by 29.1%, from $1,937.1 million in 2002/2003 to $2,500.0 million in 2003/2004. Operating revenue increased by 29.2% to $2,462.8 million.

The increase in operating revenue was due to:

· a 21.8% increase in Wagering division revenue from $426.8 million in 2002/2003 to $519.9 million in 2003/2004, reflecting continued solid growth in the core racing business, combined with the new Jupiters Keno operations in New South Wales and Queensland since November 2003.

· a 1.4% increase in Gaming division revenue from $848.1 million in 2002/2003 to $859.8 million in 2003/2004, principally due to the acquisition of the Jupiters Machine Monitoring operations in November 2003. The Victorian gaming machine network revenue decreased by 0.2% due to the negative impact of July and August revenue in 2002/2003 being pre-smoking bans.

· a 68.7% increase in Casino division revenue from $631.3 million in 2002/2003 to $1,064.9 million in 2003/2004, mainly due to the impact of the acquisition of the Jupiters casinos in Queensland since November 2003.

Consolidated profit before interest, taxation and amortisation of goodwill (PBITA) increased by 43.5% to $629.7 million in 2003/2004. The key factors in this performance were:

· a 38.6% increase in Wagering division PBITA to $92.9 million, in part due to the acquisition of the Jupiters Keno operations. Before non-recurring items of $1.1 million unfavourable in 2003/2004, and $1.4 million unfavourable in 2002/2003, Wagering PBITA increased by 37.3% to $94.0 million.

· an 5.9% increase in the Gaming division PBITA to $220.6 million, principally due to the acquisition of the Jupiters Machine monitoring operations. Before non-recurring items of $0.5 million favourable in 2003/2004, and $4.8 million unfavourable in 2002/2003, Gaming PBITA increased by 3.3% to $220.0 million.

· a 89.2% increase in the Casino division PBITA to $331.0 million, primarily due to the acquisition of the three Jupiters Casino's during 2003/2004. Normalised PBITA before non-recurring items of $6.4 million unfavourable in 2003/2004, and $8.2 million unfavourable in 2002/2003, increased by 63.2% to $298.8 million.

Borrowing costs increased by $52.6 million to $105.2 million as a result of higher average net debt levels due to the acquisition of Jupiters.

Goodwill amortisation increased by $41.7 million, primarily due to the amortisation of goodwill attributable to the Jupiters acquisition.

The effective rate of income tax, excluding the impacts of the tax consolidation, prior year prepaid rent and goodwill amortisation, for the consolidated entity rose from 30.7% to 31.5% in 2003/2004 due to the current year non-deductible prepaid rent.

14.6 Other factors which have affected or likely to affect the results

Please refer to the audited Financial Statements for the year ended 30 June 2004.

15. Compliance statement

This report should be read in conjunction with the attached audited Financial Statements for the year ended 30 June 2004.

Sign here: ______________________ (Company Secretary)

Date: 26 August 2004

Print name: PETER CAILLARD

Tabcorp

TABCORP HOLDINGS LIMITED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2004

Tabcorp Holdings Limited
A.B.N. 66 063 780 709
Year Ended 30 June 2004

Contents

Company directory

Directors' report

Statement of financial performance

Statement of financial position

Statement of cash flows

Notes to the financial statements

Directors' declaration

Independent audit report

Company directory

Directors

M.B. Robinson AO
Chairman

M.J. Slatter
Managing Director & Chief Executive Officer

A.G. Hodgson
Deputy Chairman

P.G. Satre

J.D. Story

R.F.E. Warburton

J.L. Willett AO

W.V. Wilson

(Mr P.H. Wade retired as a Director on 30 October 2003. Messrs Story and Willett were appointed Directors on 29 January 2004)

Company secretary

P.H. Caillard

Registered office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Share registry

ASX Perpetual Registrars Limited
Level 4
333 Collins Street
Melbourne VIC 3000
www.asxperpetual.com.au

Auditors

Ernst & Young – External auditor
KPMG – Internal auditor

Company directory

Corporate Information

Tabcorp Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia.

Stock exchange listings

Tabcorp Holdings Limited shares are quoted on the Australian Stock Exchange under the code "TAH". The company's shares are traded in sponsored American Depositary Receipts (ADR) form in the United States of America.

Annual report

The company's annual report is distributed to shareholders with the final dividend. Copies of the annual report are available from the company's website at www.tabcorp.com.au when published.

The Board of Directors of Tabcorp Holdings Limited has pleasure in submitting the statement of financial position of the company and the economic entity in respect of the financial year ended 30 June 2004, and the related statement of financial performance and statement of cash flows for the year then ended.

Directors

The names and details of the Directors in office at the date of this report are set out below.

Names	**Qualifications, experience and special responsibilities**
M.B. Robinson AO (Chairman)	*Chairman and Non-Executive Director since June 1994* Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm. He was the Senior Partner of Arthur Robinson and Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the National Australia Day Council, the State Orchestra of Victoria, Clough Limited and the General Sir John Monash Foundation. He is Chairman of the Tabcorp Nomination Committee and is a member of the Tabcorp Audit, Remuneration and Compliance Committees.
M.J. Slatter (Managing Director and Chief Executive Officer)	*Managing Director and Chief Executive Officer since October 2002* Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Financial Officer and Director of AXA Asia Pacific and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and the National Bank of New Zealand.

A.G. Hodgson (Deputy Chairman)	*Deputy Chairman and Non-Executive Director since June 1994*

Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson and is a Consultant to the firm. Mr Hodgson is Chairman of HSBC Asset Management (Australia) Ltd and Chairman of the Advisory Board to the Victorian Rugby Union. Mr Hodgson is also a Director of Coles Myer Ltd, HSBC Bank Australia Limited, Presidents Club Ltd, and Collins Associates Ltd. Mr Hodgson is Chairman of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee.

P.G. Satre — *Non-Executive Director since June 2000*

Phil Satre is Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies. Mr Satre is also a Director of the National Centre For Responsible Gaming and Chairman of the American Gaming Association.

J.D. Story — *Non-Executive Director since January 2004*

John Story was previously a Director of Jupiters Limited. He is a Solicitor of the Supreme Court of Queensland and is non-executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practicing in the areas of corporate and commercial law for over thirty years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited and Australian Magnesium Corporation Limited. He is a member of the Tabcorp Audit and Compliance Committees.

P.H. Wade — *Non-Executive Director from June 1994 to October 2003*

Peter Wade is Chairman of CSL Limited and was previously Managing Director of North Broken Hill Peko Limited until his retirement in 1993. Mr Wade was Chairman of the Tabcorp Remuneration Committee and the Tabcorp Staff Superannuation Fund and was a member of the Tabcorp Audit Committee. Mr Wade retired as a Director on 30 October 2003.

R.F.E. Warburton *Non-Executive Director since June 2000*

Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited, Tandou Ltd and the Board of Taxation. Mr Warburton is also a Director of Nufarm Limited, NM Rothschild Australia Holdings Pty Ltd and NM Rothschild and Sons (Australia) Limited. He is Chairman of the Tabcorp Remuneration Committee and a member of the Tabcorp Nomination Committee.

L.J. Willett AO *Non-Executive Director since January 2004*

Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited and Commonwealth Club Limited. Mr Willett is also Chancellor of Charles Sturt University. He is a member of the Tabcorp Remuneration Committee.

W.V. Wilson *Non-Executive Director since June 1994*

Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978, where he became the Executive Director responsible for all betting and lottery activity in 1980. He retired from the Club in January 1994. Mr Wilson is a Partner in the Ramada Pier Hotel at Glenelg in South Australia. He is Chairman of the Tabcorp Compliance Committee.

Changes to the Board's Composition

The following changes to the composition of the Board occurred during the year. Mr P.H. Wade retired as a Director on 30 October 2003. Messrs Story and Willett were appointed Directors on 29 January 2004. All other Directors held their position as a Director throughout the entire financial year and continue to hold that position.

Company secretary

P.H. Caillard
Peter Caillard is a Fellow of the Chartered Institute of Company Secretaries, holds honours and masters degrees in law and has a number of years experience as company secretary/legal counsel of publicly listed companies. He is a Fellow of the Williamson Leadership Program, a member of the Australian Institute of Company Directors and a former Director of the Law Institute of Victoria as well as Victorian President of the Australian Corporate Lawyers Association.

Principal Activities

The principal activities of the economic entity during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling). The principal activities remain unchanged from the previous year, except as disclosed elsewhere in this report.

Results

Consolidated profit after income tax of the economic entity for the financial year was $311.0 million which was 23.1% above the previous financial year. The economic entity generated profit before interest, taxation and amortisation of goodwill of $629.7 million, which was 43.5% above the previous financial year. It generated operating revenue of $2,462.8 million, which was 29.2% above the operating revenue achieved in the previous financial year.

Dividends

The following dividends (including special dividends) have been paid, declared or recommended since the end of the preceding financial year by the parent entity:

	$000
Final fully franked dividend for 2003 of 34 cents per share on ordinary shares as declared by the Directors on 13 August 2003 payable on 1 October 2003.	124,730
Interim fully franked dividend for 2004 of 35 cents per share on ordinary shares as declared by the Directors on 19 February 2004 payable on 6 April 2004.	145,348
Final fully franked dividend for 2004 of 36 cents per share on ordinary shares as declared by the Directors on 26 August 2004 payable on 11 October 2004.	184,933

Further information regarding dividends may be found in Note 3 of the Concise Financial Report or Note 5 of the Financial Statements.

Review of Operations

The economic entity achieved profit after tax for the year of $311.0 million which was 23.1% ahead of last year. During the year the economic entity's total operating revenue increased by 29.2% to $2,462.8 million. Basic earnings per share were 77.6 cents, up 13.0% on the previous corresponding period.

A final dividend of 36 cents per ordinary share has been declared. The dividend will be fully franked and payable on 11 October 2004 to shareholders registered on the books at 7 September 2004. This takes the full year dividend to 71 cents, an increase of 4 cents on the previous financial year.

Wagering

The wagering division achieved profit before interest, taxation and amortisation of goodwill of $92.9 million, which was 38.6% above the previous financial year. The wagering division's total operating revenue increased by 21.8% to $519.9 million.

Gaming

The gaming division achieved profit before interest, taxation and amortisation of goodwill of $220.6 million, which was 5.9% above the previous financial year. The gaming division's total operating revenue increased by 1.4% to $859.8 million.

Casinos

The casinos division achieved profit before interest, taxation and amortisation of goodwill of $331.0 million, which was 89.2% above the previous financial year. The casinos division's total operating revenue increased by 68.7% to $1,064.9 million.

Significant Changes in the State of Affairs

On 5 March 2003, the economic entity announced a proposal to merge with Jupiters Limited by way of schemes of arrangement. The merger was completed successfully in November 2003.

On 23 February 2004 the company announced a takeover bid for Tab Limited. Tabcorp Investments No. 4 Pty Limited, a wholly owned subsidiary of Tabcorp Holdings Limited, announced on 23 February 2004 an off-market bid to acquire all of Tab Limited's issued shares. On 5 July 2004, it unconditionally acquired more than 50% of the issued share capital of Tab Limited and management control passed at this date. Tabcorp's offer to acquire all of the shares in Tab Limited closed on 13 August 2004 and it has commenced the process required to acquire compulsorily all the remaining shares.

As a result of these actions the economic entity now operates diversified businesses across the east coast of Australia and is well positioned for future growth. They are also expected to deliver substantial synergies and consolidate Tabcorp's position as one of the world's premier gambling and entertainment companies.

There were no significant changes in the state of affairs of the economic entity that occurred during the year other than as set out elsewhere in this Directors' Report.

Significant Events after Reporting Date

The economic entity's offer to acquire all of the shares in Tab Limited closed on 13 August 2004 and it has commenced the process required to acquire compulsorily all the remaining shares. Tab shares were suspended from trading on the Australian Stock Exchange on 16 August 2004.

Otherwise, no matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated Financial Statements, that has significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Likely Developments and Future Results

The economic entity will continue with the strategies in the year under review and continue the integration of the Jupiters Limited and Tab Limited businesses.

The Directors have excluded from this report any further information on the likely developments in the operations of the economic entity and the expected results of those operations in future financial years, as the Directors have reasonable grounds to believe that to include such information will be likely to result in unreasonable prejudice to the economic entity.

Auditors

The economic entity's external auditor is Ernst & Young and its internal auditor is KPMG. More information relating to the auditors can be found in the Corporate Governance statement of the concise annual report.

Directors' Interests in Contracts

The Directors of the economic entity, or their Director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or Director-related entity at arm's length in similar circumstances. These transactions are described in further detail in Note 36 of the economic entity's consolidated Financial Statements.

Environmental Regulation and Performance

No environmental breaches have been notified to the economic entity by any government agency.

The consolidated entity's environmental obligations and waste discharge quotas are regulated under both state and federal law. The consolidated entity has a record of at least complying, but in most cases exceeding its environment performance obligations. All environmental performance obligations for the casinos division are overviewed by an Executive Environmental Committee and are subject from time to time to Government review. An independent audit of Star City's compliance with environmental obligations was performed by KPMG, which did not identify any areas of material non-compliance.

Star City is a participant in the Federal Government's 'Greenhouse Challenge' and the NSW Government sustainable energy programs. In November 2003, the New South Wales Minister for Energy awarded Star City with a 'Gold Green Globe Award' in recognition of achieving the greenhouse emission targets and energy saving initiatives including lighting changes, improvements in efficiency in plant operation and waste management.

Directors' Interests

At the date of this report, the relevant interests of the Directors in the shares, options or other instruments of the companies within the economic entity, as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, are:

Name	Tabcorp Holdings Limited Ordinary Shares	Options	Performance Options	Share Rights
M.B. Robinson	45,307	-	-	-
M.J. Slatter	500,000 [1]	2,500,000 [2]	352,349[3]	15,996[3]
A.G. Hodgson	100,000	-	-	-
P.G. Satre	8,000	-	-	-
J.D. Story	8,149	-	-	-
R.F.E. Warburton	22,883	-	-	-
L.J. Willett	2,626	-	-	-
W.V. Wilson	50,000	-	-	-

(1) Upon commencement of his employment Mr M.J. Slatter was provided with a loan to acquire 500,000 ordinary shares on the terms and conditions set out in the rules of the Tabcorp Senior Executive Long Term Incentive Plan previously approved by shareholders.

(2) Upon commencement of his employment Mr M.J. Slatter was issued 2,500,000 options with an exercise price of $12.61 per share (see the Directors' and Officers' Remuneration and the Share Options sections of this report). 1,000,000 of these performance options will vest only if certain annual and cumulative benchmarks are achieved. The remaining options vested immediately and will expire on 7 October 2005.

(3) During the financial year Mr M.J. Slatter was issued 352,349 performance options with an exercise price of $11.23 per share and 15,996 share rights with a nil exercise price pursuant to the company's Long Term Performance Plan (see the Directors' and Officers' Remuneration and the Share Options sections of this report).

During the year the company held 17 meetings of the Board of Directors. The attendances of the Directors at meetings of the Board and its Committees were:

	Board of Directors		Audit Committee		Compliance Committee		Remuneration Committee		Nomination Committee	
Name	A	B	A	B	A	B	A	B	A	B
M.B. Robinson AO	17	17	5	6	1	1	5	5	2	2
M.J. Slatter	17	17	-	-	-	-	-	-	-	-
A.G. Hodgson	17	17	6	6	-	-	-	-	2	2
P.G. Satre	16	17	-	-	-	-	-	-	-	-
J.D. Story	8	8	3	3	1	1	-	-	-	-
P.H. Wade	4	4	2	2	-	-	2	2	-	-
R.F.E. Warburton	16	17	-	-	-	-	4	5	2	2
L.J. Willett AO	8	8	-	-	-	-	2	2	-	-
W.V. Wilson	16	17	-	-	1	1	-	-	-	-

A – Number of meetings attended
B – Maximum number of possible meetings available for attendance

In addition to the scheduled Board meetings, the Board meets as needs dictate. These meetings are included in the table above.

The details of the functions and memberships of the Committees of the Board are presented in the Corporate Governance statement of the concise annual report.

Directors' and Officers' Remuneration

Remuneration of Directors and senior executives of the company is determined by the Remuneration Committee. Remuneration is determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. For Executive Directors and Officers, remuneration packages generally comprise salary, an incentive based scheme and superannuation. Executives are provided with incentive based schemes by means of participation in share plans which have previously been approved by shareholders. Non-Executive Directors are not entitled to participate in these plans.

The Board decided to terminate retirement benefits for all non-executive directors, effective 30 June 2003.

The remuneration provided to Directors and the five most highly remunerated officers of the company and the economic entity is as follows:

	Emoluments[1]	Incentive Cash	Incentive Deferred Shares	Superannuation	Fringe Benefits	FBT Payable	Options and Share Rights[4]	Loans[2]	Total
	$	$	$	$	$	$	$	$	$
Directors									
M.B. Robinson AO	333,000	-	-	29,970	-	-	-	-	362,970
A.G. Hodgson	193,250	-	-	17,393			-	-	210,643
P.G. Satre	131,618	-	-	-	-	-	-	-	131,618
M.J. Slatter[3]	1,409,384	588,000	588,000	11,002	2,741	2,644	409,667	89,170	3,100,608
J.D. Story[5]	57,433	-	-	5,169	-	-	-	-	62,602
P.H. Wade[6]	49,417	-	-	4,448			-	-	53,865
R.F.E. Warburton	144,178	-	-	12,976	-	-	-	-	157,154
L.J. Willett AO[5]	54,403	-	-	4,883	-	-	-	-	59,286
W.V. Wilson	135,750	-	-	12,218			-	-	147,968
Senior Executives – Economic Entity									
D.E. Elmslie	552,534	285,843	95,281	97,012	35,056	35,690	35,085	45,350	1,181,851
J.C. Read	360,650	161,911	53,970	65,249	32,592	33,245	18,217	21,999	747,833
C.M. Jesudason[7]	456,434	200,451	66,817	33,691	17,848	16,968	27,131	21,042	840,382
M.J. Piggott	483,400	241,867	80,622	90,990	38,841	39,832	29,688	33,574	1,038,814
D. Banks	654,229	352,412	117,471	141,196	51,337	50,188	43,255	62,180	1,472,268
Senior Executives - Company									
P. H. Caillard	337,456	131,927	43,976	51,928	19,107	19,571	16,192	35,830	655,987
D.E. Elmslie	552,534	285,843	95,281	97,012	35,056	35,690	35,085	45,350	1,181,851
V.P. Gulbenkian	322,698	199,890	-	45,805	16,717	17,102	13,544	16,174	631,930
R.E. Preston	312,988	115,436	38,479	33,933	16,053	16,416	14,169	15,075	562,549
J.C. Read	360,650	161,911	53,970	65,249	32,592	33,245	18,217	21,999	747,833

(1) Salaries for Executive Directors and Specified Executives include accruals for annual and long service leave.

(2) Cost to company to provide low interest loans to acquire shares in the company pursuant to issues made under previous employee share plans.

(3) The value of options for M.J.Slatter relates to the 1,000,000 options, which were allocated upon commencement of employment, and 352,349 performance options and 15,996 share rights allocated on 1 December 2003 under the company's Long Term Performance Plan. The options and share rights may vest subject to the economic entity achieving certain performance hurdles, which were disclosed to shareholders at the 2002 and 2003 annual general meetings. The estimated value disclosed above is calculated at the date of grant using a Monte-Carlo Simulation-based model.

(4) Each option entitles the holder to purchase one ordinary share in the company. The value of the options is allocated on a straight line basis over the minimum vesting period of the options, being three years from the date of grant of 1 December 2003.

(5) J.D. Story and L.J. Willett were appointed Directors on 29 January 2004.

(6) P.H. Wade retired as a Director on 30 October 2003.

(7) C.M. Jesudason commenced employment on 4 August 2003.

Share Options

At the 2002 Annual General Meeting, shareholders noted that Mr M.J. Slatter had been granted 2,500,000 options to acquire ordinary shares in Tabcorp Holdings Limited with an exercise price of $12.61 per share. 1,000,000 of these options only vest on the economic entity achieving certain annual and cumulative performance hurdles up to 7 October 2007, being the fifth anniversary since commencement of employment, and only those which have vested are exercisable for a period of three years from the date they vest. The remaining options vested immediately and will expire on 7 October 2005.

The company also issued a total of 1,435,791 performance options and 200,728 share rights to executives and senior managers as part of the company's Long Term Performance Plan, which was previously approved by shareholders. A number of participants in the Long Term Performance Plan have ceased employment with the company, consequently a number of these securities have been forfeited, and a total of 3,222 performance options and 658 share rights were exercised resulting in the issue of 3,880 shares. At the date of this report there were 1,381,845 performance options and 189,707 share rights.

Holders of options and share rights do not have any right, by virtue of the option or share right, to participate in any share issue of the company, other than through exercise of the options or share right.

Employee Share Ownership Plan

Shareholders have previously approved employee share plans that enable executives and employees to acquire shares in the company. The terms of these plans are available on the company's website at **www.tabcorp.com.au**.

At the company's 2003 annual general meeting shareholders approved the implementation of two employee share plans, being the Long Term Performance Plan and the Deferred Share Plan. These plans replace the previous General Employee Share Plan and Senior Executive Long Term Incentive Plan. Part of the reason for the introduction of these plans is to provide key employees whose actions and decisions have strategic and operational importance to Tabcorp with a total annual reward package comprising a mix of base pay as well as short and long term incentive components.

During the financial year the following number of securities were issued under these share plans:

- 966,700 shares were allocated to employees, including some senior executives, at a price of $11.02 per share pursuant to the Tabcorp General Employee Share Plan.

- 428,500 shares were allocated to senior executives at a price of $11.02 per share pursuant to the Tabcorp Senior Executive Long Term Incentive Plan.

- The number of performance options and share rights allocated to executives and the number of shares issued under the Tabcorp Long Term Performance Plan are disclosed in the Share Options section above.

Indemnification and Insurance of Directors and Officers

The company has entered into insurance contracts, which indemnify Directors and Officers of the company and its controlled entities against liabilities. In accordance with normal commercial practices, under the terms of the insurance contracts, the nature of the liabilities insured against and the amount of premiums paid are confidential.

Rounding of Amounts

The parent entity is a company of the kind specified in Australian Securities and Investments Commission class order 98/0100. In accordance with that class order, amounts in the Financial Statements and the Directors' Report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

Corporate Governance

The Directors of Tabcorp Holdings Limited support and adhere to the principles of corporate governance, recognising the need for the highest standard of corporate behaviour and accountability. A review of the company's corporate governance practices was undertaken during the year. As a result new practices were adopted and existing practices optimised to reflect industry best practice. The Corporate Governance statement is contained in the concise annual report.

This report has been signed in accordance with a resolution of Directors.

M.B. Robinson AO
Chairman

Melbourne
26 August 2004

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Total operating revenues	2	2,462,753	1,906,140	24,523	23,078
Other revenues from ordinary activities	2	37,216	30,988	583,390	279,091
Revenues from ordinary activities	2	2,499,969	1,937,128	607,913	302,169
Government taxes and levies		(678,551)	(589,823)	-	-
Commissions and fees		(438,938)	(415,961)	(11,035)	(10,385)
Employee costs		(380,321)	(224,448)	(15,481)	(20,135)
Depreciation and amortisation		(109,304)	(87,254)	(1,722)	(1,971)
Goodwill amortisation		(59,664)	(17,955)	-	-
Property rentals, rates and maintenance		(36,904)	(32,155)	(2,931)	(2,896)
Computer costs		(9,620)	(6,518)	(209)	(855)
Advertising and promotions		(46,046)	(24,129)	(2,059)	(2,703)
Written down value of non-current assets sold		(4,199)	(13,364)	(186)	(226)
Insurance costs		(10,351)	(8,290)	(325)	(248)
Stock exchange expenses		(178)	(142)	(178)	(142)
Professional and contract services		(7,402)	(4,512)	(4,758)	(1,422)
Audit and review services		(1,246)	(572)	(364)	(263)
Borrowing costs		(105,195)	(52,629)	(9,100)	(7,934)
Other expenses from ordinary activities		(141,060)	(87,095)	(5,040)	(4,503)
Profit from ordinary activities before income tax expense		470,990	372,281	554,525	248,486
Income tax (expense)/benefit relating to ordinary activities	4	(159,963)	(119,657)	(227,089)	6
Net profit attributable to members of the parent entity		311,027	252,624	327,436	248,492
Share issue costs	29	(5,663)	-	(5,663)	-
Decrease in retained profits on adoption of revised accounting standard: AASB 1028 "Employee Benefits"	30	-	(305)	-	(57)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity		(5,663)	(305)	(5,663)	(57)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of the parent entity		305,364	252,319	321,773	248,435
Basic earnings per share (cents per share)	6	77.6	68.7		
Diluted earnings per share (cents per share)	6	77.6	68.7		
Basic earnings per share (cents per share) (pre amortisation of goodwill)	6	92.5	73.5		
Diluted earnings per share (cents per share) (pre amortisation of goodwill)	6	92.5	73.5		

The accompanying notes form an integral part of this statement of financial performance.

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Current Assets					
Cash assets	7	197,044	118,789	4,823	489
Receivables	8	53,265	9,762	344,108	143,048
Inventories	9	13,994	4,688	-	-
Other	10	96,703	25,141	5,286	3,210
Total current assets		361,006	158,380	354,217	146,747
Non-Current Assets					
Receivables	11	-	-	1,114,905	597,600
Other financial assets	12	-	-	3,340	3,290
Property, plant and equipment	13	1,412,276	759,212	3,445	3,915
Intangible assets - licences	14	870,665	831,201	597,239	597,304
Intangible assets - other	15	1,528,476	543,546	-	-
Deferred tax assets	16	105,711	33,968	105,711	3,078
Other	17	67,732	73,194	36,062	37,133
Total non-current assets		3,984,860	2,241,121	1,860,702	1,242,320
TOTAL ASSETS		4,345,866	2,399,501	2,214,919	1,389,067
Current Liabilities					
Payables	18	193,897	167,831	276,861	201,495
Interest bearing liabilities	19	742,000	450,898	-	-
Current tax liabilities	21	35,800	34,899	31,683	-
Provisions	22	76,160	35,266	1,721	4,128
Other	23	1,247	200	-	-
Total current liabilities		1,049,104	689,094	310,265	205,623
Non-Current Liabilities					
Payables	24	-	-	23,522	28,522
Interest bearing liabilities	25	1,130,000	315,000	-	-
Deferred tax liabilities	26	82,804	58,176	54,222	305
Provisions	27	107,439	16,450	556	746
Other	28	569	905	-	-
Total non-current liabilities		1,320,812	390,531	78,300	29,573
TOTAL LIABILITIES		2,369,916	1,079,625	388,565	235,196
NET ASSETS		1,975,950	1,319,876	1,826,354	1,153,871
Equity					
Contributed equity	29	1,752,891	1,137,766	1,752,891	1,137,766
Retained profits	30	223,059	182,110	73,463	16,105
TOTAL EQUITY		1,975,950	1,319,876	1,826,354	1,153,871

The accompanying notes form an integral part of this statement of financial position.

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Cash Flows from Operating Activities					
Net cash receipts in the course of operations		2,509,959	1,935,489	51,999	54,389
Payments to suppliers, service providers and employees		(1,169,311)	(832,640)	(61,398)	(45,233)
Payment of Government levies, betting taxes and GST		(629,627)	(550,292)	(2,744)	(3,174)
Dividends received		-	-	166,991	226,634
Interest received		6,426	4,113	416	602
Borrowing costs paid		(105,119)	(56,548)	(1)	(1)
Income tax (paid)/received		(171,758)	(121,755)	71	(637)
Net operating cash flows	33(b)	440,570	378,367	155,334	232,580
Cash Flows from Investing Activities					
Loans pursuant to employee share plan		13,094	12,688	13,094	12,688
Payment for controlled entities (net of cash acquired)	33(d)	(489,804)	-	-	-
Dividends paid to former shareholders of acquired entity		(186,045)	-	-	-
Payment for reset preference shares of acquired entity		(190,173)	-	-	-
Payment for property, plant and equipment		(101,177)	(58,002)	(1,361)	(1,559)
Payment for management contract buyout		(53,000)	-	-	-
Proceeds from sale of property, plant and equipment		4,590	13,527	247	269
Payment of merger costs		(4,989)	(2,229)	-	-
Other		(165)	3,546	(165)	3,302
Loans advanced to controlled entities		-	-	(12,063)	(14,030)
Loans repaid by controlled entities		-	-	15,613	31,497
Net investing cash flows		(1,007,669)	(30,470)	15,365	32,167
Cash Flows from Financing Activities					
Loans from controlled entities		-	-	39,281	119,932
Repayment of loans from controlled entities		-	-	(30,045)	(39,460)
Proceeds from borrowings		2,195,000	314,000	-	-
Repayment of borrowings		(1,369,399)	(325,000)	-	-
Dividends paid		(208,799)	(239,628)	(208,799)	(239,628)
Payment of transaction costs for share issue		(4,646)	-	-	-
Proceeds from issue of shares		33,198	22,340	33,198	22,340
Payment for share buy-back	29(a)	-	(127,663)	-	(127,663)
Net financing cash flows		645,354	(355,951)	(166,365)	(264,479)
Net increase/(decrease) in cash held		78,255	(8,054)	4,334	268
Cash at the beginning of the financial year		118,789	126,843	489	221
Cash at the end of the financial year	33(a)	197,044	118,789	4,823	489

The accompanying notes form an integral part of this statement of cash flows.

Note 1 Statement of Significant Accounting Policies

The significant policies which have been adopted in the preparation of these financial statements are:

(a) *Basis of Preparation*

The financial statements have been drawn up as a general purpose financial report in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and the Corporations Act (2001). The accounting policies used are consistent with those adopted in the previous year.

The financial statements have also been prepared on the basis of historical costs and do not take into account changing money values or, except where stated, current valuations of non-current assets. The accounting policies described below have been consistently applied by all entities in the economic entity.

(b) *Principles of Consolidation*

The consolidated financial statements of the economic entity include the financial statements of the parent entity, Tabcorp Holdings Limited, and its controlled entities, referred to collectively throughout these financial statements as the "economic entity". Where an entity began to be controlled during the year, the results are included only from the date control commenced. The balances, and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

(c) *Goodwill*

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, is amortised over the period of time during which benefits are expected to arise.

Goodwill is amortised on a straight line basis over 20 years.

The unamortised balance of goodwill is reviewed at least at each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

(d) *Revenue Recognition*

Revenue

Wagering and Gaming revenue is recognised as the residual value after deducting the statutory return to customers from the Wagering and Gaming turnover. Casino revenue is the net gaming win plus the retail sales of food, beverages, accommodation and other services.

Revenues from ordinary operations includes:

- revenue derived from monitoring operations which is recognised as earned;
- revenue from the provision of technology services which is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured; and
- revenue from the sale of goods, which is recorded when control in the goods being sold passes to the buyer, it is probable consideration will pass from the buyer in accordance with an established arrangement and the amount of consideration can be reliably measured.

Interest Income

Interest income is recognised as it accrues.

Asset Sales

The gross proceeds of asset sales are included as revenue of the entity. The profit and loss on disposal of assets is brought to account at the completion of the sale.

(e) *Foreign Currency*

Foreign Currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial period in which the exchange rates change.

(f) *Taxation*

Income Taxes

The economic entity follows the policy of tax effect accounting. The income tax expense in the statement of financial performance represents the tax on pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax liability, calculated at the tax rates expected to apply when the differences reverse.

Future income tax benefits are not brought to account unless realisation of such benefit is assured beyond any reasonable doubt.

Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(g) *Non-Current Assets*

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have been discounted to their present value using a market determined risk adjusted discount rate of 10.78%.

(h) *Financial Instruments*

Trade accounts receivable generally settled within 60 days are carried at amounts due, and are non interest bearing.

A provision is raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified. The carrying amounts approximate fair value.

Cash, short term deposits and bank accepted bills are carried at cost. Interest revenue is recognised on an effective yield basis. The carrying amounts approximate fair value because of their short-term to maturity.

Trade accounts payable, including accruals not yet billed, are recognised when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services. Trade accounts payable are generally settled within 30 days, and are non interest bearing. The carrying amounts approximate fair value.

Bank overdraft and loans are carried at cost. Borrowing costs, including interest, are expensed as incurred. The carrying amounts approximate fair value because of the short-term to maturity of the amounts drawn.

Loans pursuant to the employee share plan are held at the outstanding value applicable to the loan at balance date. The carrying amounts approximate their fair value as the amounts are based on the economic entities entitlement to all monies outstanding.

(h) Financial Instruments (continued)

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

The economic entity's policy is not to recognise interest rate swaps in the financial statements. Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps such that the overall interest expense on term debt reflects the average long term cost of funds achieved by entering into the swap agreements.

(i) Property, Plant and Equipment

Items of property, plant and equipment excluding freehold land are recorded at cost and depreciated by the straight line method to write off the original cost over the estimated useful lives. Assets are depreciated from the date of acquisition.

The depreciation rates used for each class of asset are within the following ranges:

- buildings	1.00% to 11.1% (2003: 1.05% to 11.11%)
- leasehold improvements	1.3% to 33.33% (2003: 1.05% to 20.00%)
- plant and equipment	1.05% to 33.33% (2003: 5.26% to 33.33%)
- consumables	20.00% to 33.33%

Freehold land is recorded at the lower of cost and recoverable amount and is not depreciated.

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against profits in equal instalments over the accounting periods covered by the lease term. Provision is made for future operating lease payments in relation to surplus lease space.

(j) Licences

Licences are recorded at cost where the licence is a separately identifiable asset and is capable of being measured reliably.
The Victorian wagering and gaming licence has not been amortised as the payment to be received by the parent entity under Section 21 of the Gaming and Betting Act 1994 at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012.
The Star City casino licence is amortised over the life of the casino licence, being ninety-nine years, from the date of issue, 14 December 1994.
The Queensland keno licence is amortised over the remaining life of the keno licence, until September 2022.

Other licences are amortised over the period of operation of the licences.

(k) Rights to Management Agreement

The rights to the Star City Casino Complex Management Agreement in relation to the operation, management and supervision of the Star City casino is being amortised over the life of the agreement, which coincides with the term of the casino licence.

(l) Rental Expenditure

The payment made for rental in advance for the Star City casino site for twelve years has been deferred in the statement of financial position at the nominal amount and is being amortised over twelve years commencing from the date of issue of the casino licence, being 14 December 1994.
The payment made for rental in advance in respect of a property adjacent to the Star City casino has been deferred in the statement of financial position at the nominal amount and is being amortised over ninety-five years commencing from the date of acquisition of the site, being 5 December 1997.

(m) Deferred Revenue

Deferred Revenue comprises two elements, being an amount representing an initial lease incentive period at the commencement of a non-cancellable operating lease which is being reduced on an imputed interest basis over the lease term at the rate implicit in the lease and third party contributions to a capital project which is being reduced over five years.

(n) Investments

Investments in controlled entities are carried in the parent entity's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are declared by the controlled entities.

(o) Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress and are carried at the lower of cost and net realisable value. Costs are assigned on a weighted average basis.

(p) Assets held for resale

Freehold property and other assets (including goodwill) held for resale are carried at the lower of cost and net realisable value (refer Note 10).

(q) Employee Benefits

Wages, salaries, and annual leave

Liabilities for employee benefits of salaries and wages expected to be settled within twelve months of the reporting date and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates the company expects to pay, including related on-costs when the liability is expected to be settled.

Long Service Leave

The liability for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.
Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the interest rate applicable to Commonwealth Government bonds at balance date.
In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates. Related on-costs have also been included in the liability.

Employee Share Plan

A Tabcorp employee share plan has been established under which shares in Tabcorp Holdings Limited and loans to acquire shares in the parent entity are made available to eligible employees (refer Note 31).

Short Term Incentive

A Short Term Performance Plan was implemented during 2003 for senior executives (refer Note 31). Costs arising under this plan are recognised as an employee benefits expense.

(q) *Employee Benefits (continued)*

Long Term Incentive

The value of the Long Term Performance Plan is not being recognised as an employee benefits expense (refer Note 31).

Superannuation

Tabcorp Holdings Limited and its controlled entities contributed to a number of employee superannuation funds. Contributions are charged against income as incurred (refer Note 31).

Workers' compensation

Star City Holdings Limited and Jupiters Limited self-insure in relation to workers' compensation, and a provision has been brought to account (refer Note 22).

(r) *Provisions*

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Surplus lease space

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less. The estimate is calculated based on discounted net future cash flow, using the interest rate implicit in the lease or an estimate thereof.

Restructuring and employee termination benefits

A provision for restructuring, including employee termination benefits, related to an acquired entity is recognised at the date of acquisition where:

- the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered into by the date of acquisition
- a detailed formal plan is developed by the earlier of three months after the date of the acquisition or prior to the completion of the financial report, if earlier.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired.

Management agreement

A provision was made for the management agreement for the Gold Coast and Brisbane casinos being the present value of the liability net of the asset acquired. The provision was included in the determination of the fair value of the net assets and liabilities acquired (refer Note 33(d)).

(s) *Joint Venture Operation*

The economic entity's interest in an unincorporated joint venture operation is brought to account by including the following appropriate categories in the statement of financial position and statement of financial performance:

- the economic entity's interest in each of the individual assets employed and liabilities incurred in the joint venture operation; and
- the economic entity's share of product and expenses relating to the joint venture operation (refer Note 37).

(t) *Contributed Equity*

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(u) *Rounding of amounts*

The company is of a kind referred to in class order 98/100, issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that class order to the nearest thousand dollars.

(v) *Comparative Information*

Comparative information has been reclassified to achieve consistency in disclosure with current financial year and other disclosures, where necessary.

	Consolidated		Tabcorp Holdings	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Note 2 Profit from ordinary activities				
Profit from ordinary activities has been determined after crediting the following revenues:				
Total operating revenues	**2,462,753**	1,906,140	**24,523**	23,078
Other revenues:				
Interest received or due and receivable from:				
- other than related parties	**6,188**	4,173	**429**	592
Dividends received or due and receivable from wholly owned group companies	**-**	-	**563,200**	249,700
Gross proceeds from sale of non-current assets (a)	**4,590**	13,528	**247**	269
Rental from properties	**640**	1,889	**41**	50
Net foreign exchange gain	**1,496**	1,992	**-**	-
Other revenue items	**24,302**	9,406	**19,473**	28,480
Total other revenues	**37,216**	30,988	**583,390**	279,091
Total revenues from ordinary activities	**2,499,969**	1,937,128	**607,913**	302,169
(a) Net gain on disposal of property, plant and equipment	**207**	164	**61**	43

		Consolidated		Tabcorp Holdings	
		2004	2003	2004	2003
		$'000	$'000	$'000	$'000
Note 2	*Profit from ordinary activities (continued)*				
	Profit from ordinary activities has been determined after charging the following expenses:				
	Depreciation of:				
	- buildings	**6,635**	5,752	**-**	-
	- leasehold improvements	**3,277**	2,370	**5**	-
	- plant and equipment	**82,411**	64,179	**1,687**	1,971
	- consumables	**-**	74	**-**	-
	Total depreciation	**92,323**	72,375	**1,692**	1,971
	Amortisation of:				
	- goodwill	**59,664**	17,955	**-**	-
	- casino licence	**2,591**	2,584	**-**	-
	- keno licence	**1,560**	-	**-**	-
	- other licences	**65**	119	**30**	-
	- rights to management agreement	**2,747**	2,185	**-**	-
	- leased assets capitalised	**-**	-	**-**	-
	- rental in advance	**10,018**	9,991	**-**	-
	Total amortisation	**76,645**	32,834	**30**	-
	Other charges against assets				
	- Net bad and doubtful debts expense	**2,922**	870	**-**	-
	- Write down of property, plant & equipment to recoverable amount	**-**	907	**-**	-
	Operating lease rentals:				
	- minimum lease payments	**16,472**	8,127	**2,284**	2,270
	Borrowing costs:				
	- wholly owned group companies	**-**	-	**9,099**	7,933
	- other parties	**105,186**	52,629	**1**	1
	- finance charges on capitalised leases	**9**	-	**-**	-
	Amounts set aside to provisions for:				
	- employee entitlements	**32,381**	13,943	**505**	841
	- inventory obsolescence	**164**	75	**-**	-
	Total amount set aside to provisions	**32,545**	14,018	**505**	841
		$	$	**$**	$
Note 3	**Auditors' Remuneration**				
	Total remuneration received or due and receivable by the auditors of Tabcorp Holdings Limited and its controlled entities in respect of:				
	- audit and review services - Tabcorp group	**1,246,050**	571,550	**363,500**	262,500
	- audit and review services - Jupiters (period prior to acquisition)	**136,000**	-	**-**	-
	- other services	**365,355**	58,000	**-**	-
Note 4	**Income Tax**	**$'000**	$'000	**$'000**	$'000
	INCOME TAX EXPENSE				
	The difference between income tax expense/(benefit) provided in the financial statements and the prima facie income tax expense/(benefit) is reconciled as follows:				
	Profit from ordinary activities before income tax expense	**470,990**	372,281	**554,525**	248,486
	Prima facie tax thereon at 30%	**141,297**	111,684	**166,358**	74,546
	Tax effect of permanent and other differences:				
	- dividends received	**-**	-	**(168,960)**	(74,910)
	- amortisation of goodwill	**17,899**	5,386	**-**	-
	- amortisation of rights to management agreement	**824**	656	**-**	-
	- amortisation of licences	**1,275**	811	**-**	-
	- prepaid rent (a)	**4,474**	-	**-**	-
	- sundry items	**1,732**	1,164	**233**	356
	- recognition of tax benefit upon entry to tax consolidation and resetting tax values	**(31,113)**	-	**(31,113)**	-
	- booking income tax expense in relation to the 2004 financial year for entities in the tax consolidation group	**-**	-	**163,065**	-
	- booking income tax expense in relation to the 2003 financial year for entities in the tax consolidation group	**-**	-	**119,776**	-
	- transfer of FITB and PDIT on consolidation to Tabcorp Holdings Limited	**-**	-	**(22,286)**	-
	- prepaid rent - prior years' adjustment (a)	**24,190**	-	**-**	-
	- (over)/under provision in prior year - other	**(615)**	(44)	**16**	2
	Aggregate income tax expense/(benefit)	**159,963**	119,657	**227,089**	(6)

(a) includes amount referred to in Note 39(j)

TAX CONSOLIDATION

Effective 1 July 2002, Tabcorp Holdings Limited and its 100% owned subsidiaries formed an income tax consolidation group. Members of the group entered into a tax sharing arrangement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. At balance date, the possibility of default is remote. The head entity of the tax consolidation group is Tabcorp Holdings Limited.

As a result of the revised tax legislation, a future income tax benefit of $31.113 million has been recognised in the current year as a result of resetting tax values of certain assets in the subsidiaries. Tabcorp Holdings Limited formally notified the Australian Taxation Office of its adoption of the tax consolidation regime before its 30 June 2003 consolidated tax return was lodged.

Jupiters Limited and its 100% controlled entities joined the Tabcorp Holdings Limited tax consolidation group at the date of acquisition. The impact of the revised tax legislation has not been recognised as at 30 June 2004, due to valuation work which forms the basis for the calculation not being finalised. This work is expected to be completed and an adjustment reflected in the 31 December 2004 financial statements.

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Note 5 Dividends					
Dividends recognised in the current year by the economic entity are:					
(a) an interim dividend of 35.0 cents per share, franked to 100% with Class C (30%) franking credits, was paid on 6 April 2004 (2003: 33.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 2 April 2003)		145,348	120,634	145,348	120,634
(b) a 2003 final dividend of 34.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 1 October 2003 (2003: 32.0 cents per share, franked to 100% with Class C (30%) franking credits was paid on 27 September 2002)		124,730	118,994	124,730	118,994
	30	270,078	239,628	270,078	239,628
Since the end of the financial year, the directors declared the following dividend: Final - 36.0 cents per share, franked to 100% with Class C (30%) franking credits (2003: 34.0 cents per share, franked to 100% with Class C (30%) franking credits)		184,933	124,289	184,933	124,289

The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer Note 40(a)).

FRANKING CREDITS

	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Franking credits available at the 30% corporate tax rate after allowing for tax payable provided for in the financial statements, payment of dividends provided and receipt of dividends receivable as at balance date - calculated under the tax paid basis	132,752	5,177

	Consolidated 2004 $'000	Consolidated 2003 $'000
Note 6 Earnings per share		
Reconciliation of earnings used in calculating earnings per share:		
Basic earnings		
Profit from ordinary activities after related income tax expense	311,027	252,624
Earnings used in calculating basic earnings per share	311,027	252,624
Add goodwill amortisation	59,664	17,955
Earnings used in calculating basic earnings per share (pre amortisation of goodwill)	370,691	270,579
Diluted earnings		
Profit from ordinary activities after related income tax expense	311,027	252,624
Earnings used in calculating diluted earnings per share	311,027	252,624
Add goodwill amortisation	59,664	17,955
Earnings used in calculating diluted earnings per share (pre amortisation of goodwill)	370,691	270,579

	Consolidated 2004 Number	Consolidated 2003 Number
Weighted average number of shares used as the denominator:		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	400,685,424	367,957,969
Add potential ordinary shares, being options granted on 1 December 2003 (refer Note 31)	65,805	-
Add potential ordinary shares, being share rights issued on 1 December 2003 (refer Note 31)	116,817	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	400,868,046	367,957,969
The following Executive Share Options have not been included in the calculation of diluted earnings per share as they are not dilutive:		
Executive Share Options:		
Issue date 7 October 2002 (refer Note 31)	1,500,000	1,500,000
Issue date 7 October 2002 (refer Note 31)	1,000,000	1,000,000

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Note 7 Cash Assets					
Cash on hand and in banks		85,593	57,006	2,047	41
Short term deposits, maturing within 30 days		111,451	50,624	2,776	448
Bank accepted bills, maturing within 30 days		-	11,159	-	-
	33(a)	197,044	118,789	4,823	489
Note 8 Receivables (Current)					
Trade debtors		35,350	8,307	-	-
Provision for doubtful debts		(11,191)	(4,926)	-	-
		24,159	3,381	-	-
Sundry debtors		28,986	6,138	93	681
Amounts receivable from controlled entities		-	-	343,995	142,360
Accrued interest income		120	243	20	7
		53,265	9,762	344,108	143,048

		Consolidated		Tabcorp Holdings	
		2004	2003	2004	2003
		$'000	$'000	$'000	$'000
Note 9	**Inventories (Current)**				
	Consumable stores at cost	17,665	5,233	-	-
	Provision for obsolescence	(6,624)	(788)	-	-
		11,041	4,445	-	-
	Finished goods and stores at net realisable value	2,953	243	-	-
		13,994	4,688	-	-
Note 10	**Other Assets (Current)**				
	Rental in advance	10,214	10,214	-	-
	Prepayments	29,385	8,036	303	470
	Loans pursuant to employee share plan (a)	2,858	2,740	2,858	2,740
	Merger costs (b)	-	4,076	-	-
	Loans - other	2,125	-	2,125	-
	Other	89	75	-	-
	Assets held for resale at cost (c)	52,032	-	-	-
		96,703	25,141	5,286	3,210

(a) Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 31 for the terms of these loans.

(b) Merger costs in the prior year related to the then proposed merger with Jupiters Limited. This amount was recognised as an asset as the costs were incidental to the merger and have subsequently been included in the cost of the investment.

(c) Assets held for resale at cost comprise land and the Queensland monitoring business assets (including land, plant & equipment and goodwill)

		Note	Consolidated		Tabcorp Holdings	
			2004	2003	2004	2003
			$'000	$'000	$'000	$'000
Note 11	**Receivables (Non-Current)**					
	Amounts receivable from controlled entities		-	-	1,114,905	597,600
Note 12	**Other Financial Assets (Non-Current)**					
	Shares in controlled entities - at cost		-	-	3,340	3,290
Note 13	**Property, Plant and Equipment**					
	Land and buildings:					
	Freehold land					
	- at cost		117,765	1,466	-	-
	Freehold land and buildings					
	- at recoverable amount		-	2,050	-	-
	Buildings:					
	- at cost		698,921	478,383	-	-
	- accumulated depreciation		(33,781)	(32,294)	-	-
			665,140	446,089	-	-
	Total land and buildings, net	(a)	782,905	449,605	-	-
	Capital works in progress:					
	- at cost		4,057	755	-	-
	Leasehold improvements:					
	- at cost		285,424	26,376	12	-
	- accumulated depreciation		(24,292)	(15,166)	(5)	-
	Total leasehold improvements, net		261,132	11,210	7	-
	Consumables:					
	- at cost		9,913	9,813	-	-
	- accumulated depreciation		(4,895)	(4,895)	-	-
	Total consumables, net		5,018	4,918	-	-
	Plant and equipment:					
	- at cost		886,256	754,150	11,243	10,319
	- accumulated depreciation		(527,092)	(461,426)	(7,805)	(6,404)
	Total plant and equipment, net		359,164	292,724	3,438	3,915
			1,412,276	759,212	3,445	3,915

(a) Independent valuations of applicable freehold land and buildings were carried out as at 30 June 2004 in accordance with the economic entity's policy of obtaining an independent valuation of land and buildings at least every three years. These valuations are on the basis of the open market value of the properties concerned in either their existing use or alternative use where the properties are identified as not long term operational assets.

	Valuation	Carrying Value
	$'000	$'000
The amount of the valuation as at 30 June 2004 is - consolidated	1,192,168	782,905

(b) Refer to Note 20 for information on non-current assets pledged as security by the parent entity or its controlled entities.

Note 13 Property, Plant and Equipment (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Freehold Land at cost	Freehold Land and Buildings at recoverable amount	Buildings at cost	Leasehold Improvements at cost	Consumables at cost	Capital works in progress at cost	Plant and equipment at cost
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
2004 - Consolidated							
Carrying amount at beginning of year	1,466	2,050	446,089	11,210	4,918	755	292,724
Additions	-	-	2,659	3,048	100	23,079	71,494
Additions through acquisition of entities	115,264	-	195,868	250,769	-	31,331	89,725
Reclassification	14,249	-	27,151	-	-	(51,100)	9,700
Disposals/write down	(135)	(2,050)	-	232	-	-	(2,695)
Transfer to assets held for resale	(13,079)	-	-	-	-	-	(8,309)
Depreciation / Amortisation expense	-		(6,627)	(4,127)	-	(8)	(93,475)
Carrying amount at end of year	117,765	-	665,140	261,132	5,018	4,057	359,164
2004 - Tabcorp Holdings Limited							
Carrying amount at beginning of year	-	-	-	-	-	-	3,915
Additions	-	-	-	12	-	-	1,395
Disposals	-	-	-	-	-	-	(186)
Depreciation / Amortisation expense	-	-	-	(5)	-	-	(1,686)
Carrying amount at end of year	-	-	-	7	-	-	3,438

		Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Note 14	**Intangible Assets - Licences**					
	Wagering and Gaming licence at cost	1(j)	**597,239**	597,240	**597,239**	597,240
	Casino licence:					
	- at cost	1(j)	**256,000**	256,000	-	-
	- accumulated amortisation		**(24,694)**	(22,103)	-	-
			231,306	233,897	-	-
	Keno licence:					
	- at cost		**43,680**	-	-	-
	- accumulated amortisation		**(1,560)**	-	-	-
			42,120	-	-	-
	Other licences:					
	- at cost	1(j)	**250**	280	**250**	280
	- accumulated amortisation		**(250)**	(216)	**(250)**	(216)
			-	64	-	64
			870,665	831,201	**597,239**	597,304
Note 15	**Intangible Assets - Other**					
	Goodwill:					
	- at cost		**1,406,939**	359,598	-	-
	- accumulated amortisation		**(126,360)**	(66,696)	-	-
			1,280,579	292,902	-	-
	Rights to Management Agreement:					
	- at cost		**258,224**	258,224	-	-
	- accumulated amortisation		**(10,327)**	(7,580)	-	-
			247,897	250,644	-	-
			1,528,476	543,546	-	-
Note 16	**Deferred Tax Assets**					
	Future income tax benefits		**105,711**	33,968	**105,711**	3,078
	Future income tax benefit comprises the estimated future benefit at current income tax rates on the following items:					
	- tax losses carried forward		**910**	11,023	-	-
	- timing differences		**83,572**	22,945	**105,711**	3,078
			84,482	33,968	**105,711**	3,078
Note 17	**Other Assets (Non-Current)**					
	Rental in advance		**25,767**	35,999	-	-
	Loans to executive directors	36(f)	**6,064**	6,071	**6,064**	6,071
	Loans pursuant to employee share plan		**29,998**	28,937	**29,998**	28,937
	Loans - other		-	2,125	-	2,125
	Acquisition costs (a)		**5,819**	-	-	-
	Other		**84**	62	-	-
			67,732	73,194	**36,062**	37,133

Loans pursuant to employee share plan mature at either five years from the date of the loan or cessation of employment. Refer Note 31 for the terms of these loans.

(a) Acquisition costs relate to the acquisition of Tab Limited. This amount is recognised as an asset as the costs are incidental to the acquisition and will be included in the cost of the investment once the acquisition is finalised.

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000

Note 18 Payables (Current)

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Trade creditors and accrued expenses - unsecured		193,897	167,831	6,523	1,676
Amounts due to controlled entities		-	-	270,338	199,819
		193,897	167,831	276,861	201,495

Note 19 Interest Bearing Liabilities (Current)

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Bank loans - unsecured	20	604,000	282,898	-	-
Bank loans - secured	20	138,000	168,000	-	-
		742,000	450,898	-	-

Details of the security relating to the bank loans is disclosed in Note 20.

Note 20 Financing Arrangements

The economic entity has access to the following financing facilities:

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Total facilities available:					
General Purpose		55,558	50,000	-	-
Term debt/Revolving		3,622,000	1,200,000	-	-
		3,677,558	1,250,000	-	-
Facilities utilised at balance date:					
General Purpose	39(f)	33,448	18,282	-	-
Term debt/Revolving	19, 25	1,872,000	765,898	-	-
		1,905,448	784,180	-	-
Facilities not utilised at balance date:					
General Purpose		22,110	31,718	-	-
Term debt/Revolving		1,750,000	434,102	-	-
		1,772,110	465,820	-	-

The economic entity has three distinct sets of financing facilities. One to meet the general requirements of the group, one established by Star City Holdings Limited and its controlled entities ('Star'), and one established by Jupiters Limited ('Jupiters').

General Requirements

The facilities consisted of:

2004:

- a $265 million syndicated revolving facility expiring 20 October 2004;
- a $375 million syndicated revolving facility expiring 21 October 2006;
- a $610 million syndicated revolving facility expiring 21 October 2008;
- a $214 million syndicated term facility expiring 20 October 2004;
- a $125 million revolving facility expiring 20 October 2004;
- a $180 million revolving facility expiring 21 October 2006;
- a $295 million revolving facility expiring 21 October 2008; and
- a $1,400 million syndicated term facility expiring 13 May 2005.

2003:

- a $100 million revolving facility expiring 31 December 2003;
- a $100 million term facility expiring 30 June 2004;
- a $200 million revolving facility expiring 30 June 2004;
- a $100 million term facility expiring 30 June 2005; and
- a $350 million revolving facility expiring 30 June 2005.

Existing loans incur interest at the bank bill swap rate (BBSY) on the date of funding for the term equivalent to the funding period plus an agreed margin.

Each of the above facilities is subject to a negative pledge agreement under which the economic entity undertakes to comply with financial undertakings as to its tangible net worth, gearing and interest cover.

Star City facilities

The facilities relate to the Star City casino complex and are as follows:

- a $158 million revolving facility expiring 31 December 2004 (2003: $250 million revolving facility expiring 30 June 2004); and
- a $42 million (2003: $50 million) general purpose facility, expiring 31 December 2004. The facility is made up of bank guarantees (Note 39(f)), encashment facilities and general working capital.
- (2003: $100 million revolving facility expiring 31 August 2003).

These facilities have been secured by charges over assets (as detailed below), undertakings and cash flows of Star.

	Consolidated 2004 $'000	Consolidated 2003 $'000
The carrying amount of non-current assets pledged as security are:		
- Property, plant and equipment	617,520	631,887

Jupiters facilities

The following facility remained in place following the Jupiters acquisition:

- a $13.588 million general purpose facility which is to be utilised for general corporate purposes. This facility is renewable annually. The facility is made up of bank guarantees (Note 39(f)) and general working capital.

		Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Note 21	**Current Tax Liabilities**					
	Taxation		**35,800**	34,899	**31,683**	-
Note 22	**Provisions (Current)**					
	Employee benefits	31	**32,148**	22,336	**1,721**	4,128
	Workers' compensation (a)		**12,484**	10,330	**-**	-
	Surplus lease space (b)	32(b)	**2,661**	2,600	**-**	-
	Management agreement - Gold Coast and Brisbane casinos (c)		**19,257**	-	**-**	-
	Restructuring costs on acquisition (d)		**4,208**	-	**-**	-
	Other (e)		**5,402**	-	**-**	-
			76,160	35,266	**1,721**	4,128

Reconciliations

Reconciliations of the carrying amounts of each class of provision, including non-current provisions (refer Note 27), except for employee benefits, at the end of the current financial year are set out below.

	Consolidated 2004 $'000	Tabcorp Holdings 2004 $'000
(a) Workers' compensation		
Carrying amount at beginning of year	**10,330**	**-**
Increase through acquisition of entity	**2,726**	**-**
Provisions made during the year	**4,120**	**-**
Payments made during the year	**(4,692)**	**-**
Carrying amount at the end of the year	**12,484**	**-**
(b) Surplus lease space		
Carrying amount at beginning of year	**9,874**	**-**
Increase through acquisition of entity	**771**	**-**
Provisions made during the year	**352**	**-**
Reversal of provision during the year	**(1,759)**	**-**
Payments made during the year	**(2,202)**	**-**
Carrying amount at the end of the year	**7,036**	**-**
(c) Management agreement - Gold Coast and Brisbane casinos (refer Note 1(r))		
Carrying amount at beginning of year	**-**	**-**
Increase through acquisition of entity	**115,927**	**-**
Provisions made during the year	**-**	**-**
Payments made during the year	**(14,639)**	**-**
Carrying amount at the end of the year	**101,288**	**-**
(d) Restructuring costs on acquisition		
Carrying amount at beginning of year	**-**	**-**
Increase through acquisition of entity	**8,951**	**-**
Provisions made during the year	**-**	**-**
Payments made during the year	**(4,743)**	**-**
Carrying amount at the end of the year	**4,208**	**-**
(e) Other - current		
Carrying amount at beginning of year	**-**	**-**
Increase through acquisition of entity	**5,460**	**-**
Provisions made during the year	**1,272**	**-**
Payments made during the year	**(1,330)**	**-**
Carrying amount at the end of the year	**5,402**	**-**

		Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Note 23	**Other Liabilities (Current)**					
	Deferred revenue		**1,247**	200	**-**	-
Note 24	**Payables (Non-Current)**					
	Amounts due to controlled entities		**-**	-	**23,522**	28,522
Note 25	**Interest Bearing Liabilities (Non-Current)**					
	Bank loans - unsecured	20	**1,130,000**	315,000	**-**	-

Details of the security relating to the bank loans is disclosed in Note 20.

		Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Note 26	**Deferred Tax Liabilities**				
	Provision for deferred income tax - timing difference	**82,804**	58,176	**54,222**	305

		Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Note 27	**Provisions (Non-Current)**					
	Employee benefits	31	**21,033**	9,172	**556**	746
	Surplus lease space	32(b)	**4,375**	7,274	**-**	-
	Management agreement - Gold Coast and Brisbane casinos		**82,031**	-	**-**	-
	Other		**-**	4	**-**	-
			107,439	16,450	**556**	746

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee benefits, at the end of the current financial year are set out in Note 22.

		Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Note 28	**Other Liabilities (Non-Current)**				
	Deferred revenue	**569**	905	**-**	-
Note 29	**Contributed Equity**				
	Issued and paid up capital:				
	Ordinary shares, fully paid	**1,752,891**	1,137,766	**1,752,891**	1,137,766

(a) Movements in ordinary share capital:

Date	Details	Number of shares	Issue price $	$'000
1 July 2002	Opening balance	373,149,834		1,226,366
28 August 2002	options exercised	1,460,640	10.18	14,869
30 August 2002	options exercised	733,860	10.18	7,471
6 September 2002	issue to employees under the Employee Share Plan (i)	477,700	12.74	6,086
7 October 2002	issue to employees under the Employee Share Plan (i)	500,000	12.15	6,075
28 November 2002	issue to employees under the Employee Share Plan (i)	412,500	11.06	4,562
Various	shares bought back (ii)	(11,178,013)		(127,663)
30 June 2003	Balance	365,556,521		1,137,766
26 August 2003	issue to employees under the Employee Share Plan (i)	328,500	11.02	3,620
5 September 2003	issue to employees under the Employee Share Plan (i)	966,700	11.02	10,653
1 November 2003	issued as acquisition consideration (iii)	48,428,074	10.58	512,169
1 November 2003	transaction costs (iv)	-	-	(5,663)
6 April 2004	dividend reinvestment plan - issue to underwriter	2,839,843	11.69	33,198
6 April 2004	dividend reinvestment plan - issue to shareholders	5,363,823	11.40	61,148
30 June 2004	Balance	423,483,461		1,752,891

(i) refer Note 31 for details of the Employee Share Plan
(ii) on 23 April 2002 the company announced plans to enter into an on-market share buy-back for up to 5% of the issued capital. Since 23 April 2002, the company had purchased and cancelled 11,278,013 shares (30 June 2002: 100,000 shares). The total consideration of $128.858 million (2002: $1.195 million) was all debited to the Contributed Equity account.
(iii) share issues as part of the consideration for the acquisition of Jupiters Limited
(iv) transaction costs incurred in issuing equity relating to the acquisition of Jupiters Limited

(b) Ordinary shares

There is only one class of share (ordinary shares) on issue. These ordinary shares entitle the holder to participate in dividends and proceeds on winding up of the company in proportion to the number and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Options

Note 31 provides details of options granted to certain directors and executives and shares issued on exercise of options.

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000

Note 30 Retained Profits

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Retained profits at the beginning of the financial year		182,110	50,011	16,105	6,090
Adjustment arising from adoption of new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"		-	119,408	-	1,208
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		-	(305)	-	(57)
Dividend paid	5	(270,078)	(239,628)	(270,078)	(239,628)
Net profit attributable to members of the parent entity		311,027	252,624	327,436	248,492
Retained profits at the end of the financial year		223,059	182,110	73,463	16,105

Note 31 Employee benefits

AGGREGATE EMPLOYEE BENEFITS, INCLUDING ON-COSTS

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Included in trade creditors and accrued expenses - current	18	23,351	8,592	3,332	681
Provision for employee benefits - current	22	32,148	22,336	1,721	4,128
Provision for employee benefits - non-current	27	21,033	9,172	556	746
		76,532	40,100	5,609	5,555
EMPLOYEE NUMBERS					
Number of employees at 30 June (full time equivalent employees)		9,884	3,353	75	178

EQUITY-BASED PLANS

Employee Share Plan

A Tabcorp Employee Share Plan has been established and approved by shareholders under which shares in the parent entity and loans to acquire shares in the parent entity are available to eligible employees. Eligible employees must be permanent with a minimum of six months continuous service as at the date of offer whilst the executive plan eligibility may vary according to their service agreements. Other than shares applied for in the Tabcorp float, the shares have been issued at market price at the date of offer. The maximum number of shares that can be outstanding at any time under the Plan is limited to 5% of the issued capital of the parent entity.

Loans pursuant to the employee share plan mature at either five years from the date of the loan or cessation of employment. Interest is charged on certain loans at the rate of 4% (2002: 4%). Loans are either repaid via salary deductions or dividends.

Details of the employee share plan for the parent entity are as follows:

	Ordinary shares (a) 2004	(b) 2004	(a) 2003	(b) 2003
Total number issued to employees during the year ('000)	1,395	-	1,174	500
Total number issued to employees since commencement of the plan ('000)	11,671	4,000	10,276	4,000
Total number that have become available for purchase since commencement of the plan ('000)	34,755	4,000	29,483	4,000
Purchase entitlements not taken up by employees are not available at balance date for purchase.				
Total number of employees eligible to participate in this plan at balance date	2,893	1	3,040	1
Total number of employees participating in this plan at balance date	757	1	730	1
Total market value, at date of issue, of issues during the year ($'000)	15,742	-	14,037	6,075
Proceeds received from issues during the year ($'000)	15,375	-	14,171	6,075

(a) shares issued to employees

(b) shares issued to executive directors under service agreements.

Employee Deferred Share Plan

A new deferred share plan titled, Employee Deferred Share Plan, has been approved for implementation immediately following the announcement of the annual results in August 2004. This plan will supersede all previous plans which ceased to operate during 2003.

The key objective of the plan is to continue to provide all eligible permanent employees with the opportunity to own shares in the company and to encourage alignment of the interest of employees with those of shareholders.

Short Term Incentive

The Short Term Performance Plan (STPP) was implemented during 2003 for senior executives, and replaced previous bonus schemes with effect 30 June 2004. The STPP is designed to reward for individual performance and company performance using a balanced scorecard of measures that align to, and are supportive of Tabcorp's annual strategic objectives.

Based on the reward mix approved at the Annual General Meeting in 2003, each participant of the bonus scheme, the STPP, has an entitlement to receive a fixed percentage of their Total Employment Cost, subject to review and assessment based on an individual balanced scorecard of measures. A Funding Multiplier is then applied to this assessment, which leverages the incentive payment based on a combination of Tabcorp and Divisional profitability.

The Balanced Scorecard of Measures applied for the 2003/04 financial year comprised: Customer "superior gambling experience & entertainment experience for customers"; Organisation "Process/operational, regulatory compliance and positive company image"; People & Leadership "Great place to work"; Financial "Superior Shareholder returns"; Project "Significant strategic project impacting company performance", which for the 2003/04 financial year comprised the individual accountability to ensure the successful integration of the Jupiters business' with Tabcorp.

The short term incentive strategy adopted is consistent with market best practice in respect of maintaining the fixed component of remuneration, and providing the ability to be rewarded for superior individual and company performance.

Executives who are participants of the STPP have the opportunity to voluntarily sacrifice part or all of the award into deferred shares, known as a medium term incentive. The shares will be subject to a three year disposal restriction from the date of allocation. For the executive group a mandatory percentage of the award will be delivered as Deferred Shares, which is subject to review on an annual basis.

Note 31 *Employee benefits (continued)*

Long Term Incentive

The implementation of the new Long Term Performance Plan (LTPP) as part of the new reward strategy will redefine and reinforce performance in Tabcorp in support for its strategic direction and objectives and act as a catalyst to strengthen the focus on performance.

The LTPP replaced all other long term incentive plans with effect 1 November 2003.

The first allocation under the LTPP was made on 1 December 2003, and consisted of both Performance Options and Share Rights, based on the approved reward mix to apply at each of the management levels. Subsequent annual allocations will be made immediately following the disclosure of the annual results, around 1st September each year.

Allocations under this plan are restricted to General Manager level and above.

A mix of Performance Options and Share Rights was determined as the most appropriate reward vehicle in the delivery of the new reward strategy. Performance options are particularly appropriate to a growth strategy and targeted at the most senior executive levels where 'line of sight' to value creation is greatest. Share rights provide an efficient mechanism to align employee and shareholder interest.

The Performance Options and Share Rights will vest based on meeting time-based vesting conditions and performance-based vesting conditions over a 3 to 5 year timeframe that aligns with Tabcorp's long term business strategy and accords with the expectations of the Australian Shareholder bodies.

The performance hurdle to be attached to both Performance Options and Share Rights measure Tabcorp's total shareholder return (TSR) ranking against a peer group of companies, being the one hundred largest ASX listed companies based on market capitalisation (excluding property trusts, infrastructure groups and mining companies).

Options granted under a Service Agreement; and Performance Options, Share Rights granted under a Long Term Performance Plan

The parent entity has granted share options to certain executive directors under their Service Agreements to acquire ordinary shares in Tabcorp Holdings Limited. These options become exercisable either before a due date or through the satisfaction of certain performance hurdles.

The parent entity has granted performance options and share rights to certain executive employees under a Long Term Performance Plan to acquire ordinary shares in Tabcorp Holdings Limited. These options and rights vest at annual intervals commencing 1 December 2006 until 1 December 2008 through the satisfaction of certain performance hurdles during a three year period and are exercisable up until 1 December 2010. Upon termination of employment (other than at the discretion of the Board in special circumstances) all options and rights that have not vested will lapse. Set out below are summaries of options and rights granted under Service Agreements and Long Term Performance Plans.

Grant Date	Note	Exercise Expiry Date	Exercise price	*Balance at start of* the year Number	*Granted during* the year Number	*Exercised during* the year Number	*Lapsed during* the year Number	*Balance at end* of the year Number
Consolidated and Tabcorp Holdings - 2004								
OPTIONS:								
1 July 1999	(i)(a)	**30 June 2004**	**$ 10.18**	**805,500**	**-**	**-**	**805,500**	**-**
7 October 2002	(i)(b)(d)	**7 October 2005**	**$ 12.61**	**1,500,000**	**-**	**-**		**1,500,000**
7 October 2002	(i)(c)(d)	**7 October 2010**	**$ 12.61**	**1,000,000**	**-**	**-**		**1,000,000**
1 December 2003	*(ii)(c)(e)*	***1 December 2010***	***$ 11.23***	**-**	***1,435,791***	**-**	***50,724***	***1,385,067***
				3,305,500	**1,435,791**	**-**	**856,224**	**3,885,067**
SHARE RIGHTS:								
1 December 2003	(ii)(c)(e)	**1 December 2010**	Nil	**-**	**200,728**	**-**	**10,363**	**190,365**
Consolidated and Tabcorp Holdings - 2003								
OPTIONS:								
1 July 1999	(i)(a)	30 June 2004	$ 10.18	3,000,000	-	2,194,500		805,500
7 October 2002	(i)(b)(d)	7 October 2005	$ 12.61	-	1,500,000	-		1,500,000
7 October 2002	(i)(c)(d)	7 October 2010	$ 12.61	-	1,000,000	-		1,000,000
				3,000,000	2,500,000	2,194,500	-	3,305,500

(i) - options granted under a Service Agreement

(ii) - performance options and share rights granted under a Long Term Performance Plan

(a) Subsequent to 30 June 2003, Tabcorp Holdings Limited obtained an independent report stating that the remaining performance hurdles have not been met. As a result, the balance of these options had lapsed and were not considered potential ordinary shares as at 30 June 2003.

(b) The options vested at grant date.

(c) These options and rights can only be exercised if certain annual and cumulative benchmarks are achieved. At reporting date these options and rights had not yet vested.

(d) These options are not considered dilutive, and are excluded from the calculation of diluted earnings per share.

(e) These options and rights are considered potential ordinary shares. The weighted number of potential ordinary shares used in the calculation of diluted earnings per share in note 6 is 182,622.

Options exercised during the financial year and previous financial year and number of shares issued to executive directors on the exercise of options.

Exercise Date	Fair value of shares at exercise date	Consolidated **2004** Number	Consolidated 2003 Number	Tabcorp Holdings **2004** Number	Tabcorp Holdings 2003 Number
28 August 2002	$ 12.49	-	1,460,640	-	1,460,640
30 August 2002	$ 12.80	-	733,860	-	733,860
		-	2,194,500	-	2,194,500

The fair value of shares issued on the exercise of options is the closing price at which the company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

	Consolidated **2004**	Consolidated 2003	Tabcorp Holdings **2004**	Tabcorp Holdings 2003
Options vested at the reporting date	**1,500,000**	1,500,000	**1,500,000**	1,500,000

	Consolidated **2004** **$'000**	Consolidated 2003 $'000	Tabcorp Holdings **2004** **$'000**	Tabcorp Holdings 2003 $'000
Aggregate proceeds received from executive directors on the exercise of options and recognised as issued capital	-	22,340	-	22,340
Fair value of the shares issued to executive directors on the exercise of options as at their issue date	-	27,637	-	27,637

Fair value of options and rights

The options and rights granted by the company during the financial year have not yet vested. These options and rights vest no later than 1 December 2008 and only vest on the consolidated entity achieving certain performance hurdles. The options and rights have been independently valued at the date of being granted at $1.31 per option and $5.65 per right, using a Monte-Carlo simulation-based model which also uses the Black Scholes methodology.

Of the options granted by the company during the prior financial year, only 1,500,000 are currently available to be exercised. These options expire on 7 October 2005 and each option entitles the holder to purchase one ordinary share in the company. The options have been independently valued at the date of being granted at $1,394,893 using a Standard Binomial model. The remaining 1,000,000 options expire not later than 7 October 2010 and only vest on the consolidated entity achieving certain performance hurdles. These options have been independently valued at the date of being granted at $1,511,257 using a Monto-Carlo simulation-based model which also uses the Binomial Tree methodology.

The following assumptions have been made in the valuations in the current and prior year:
(i) for options and rights granted on 1 December 2003
(ii) for options granted on 7 October 2002

		(i) 2004	(ii) 2003
Share volatility		**19.82%**	20.66%
Risk-free interest rate		**refer (a)**	refer (a)
Dividend yield		**5.99%**	5.20%
Expected life of options and rights:	Options and rights expiring 1 December 2010	**2.5 years**	
	Options expiring 7 October 2005		1.5 years
	Options expiring not later than 7 October 2010		4 years

The expected share volatility reflects the assumption that the historical volatility is indicative of future trends. The dividend yield reflects the assumption that the current dividend payout ratio will continue with no anticipated increases. The expected life of the options implies that the executive would on average exercise half way through the option life.

(a) The rates used in the valuation are zero coupon interest rates derived from government bond market interest rates on the valuation date and vary according to each maturity date.

SUPERANNUATION FUNDS

The economic entity maintains two superannuation funds covering its employees and the employees of controlled entities, the Tabcorp Superannuation Fund and Jupiters Limited Superannuation Fund. In addition, the economic entity contributes superannuation on behalf of some employees to Industry Funds as required by Enterprise Agreements.

The Tabcorp Superannuation Fund comprises:

(a) a defined benefit section (closed to new entrants): providing benefits based on salary and length of service; and
(b) an accumulation section: providing benefits based on contributions accumulated with interest.

Prior to 1 July 2003, the economic entity also maintained the Tabcorp Staff Superannuation Fund. This Fund merged with the Tabcorp Superannuation Fund on 1 July 2003 and as a consequence an actuarial review of the Tabcorp Superannuation Fund was carried out effective at 1 July 2003 by Mr. A Sach, FIAA of Mercer Human Resource Consulting Pty Ltd. The actuary's investigation confirmed that the Fund held sufficient assets to meet any benefits that would have been vested under the Fund in the event of termination of the Fund or the voluntary or compulsory termination of employment of each employee.

The next actuarial investigation of the Tabcorp Superannuation Fund is scheduled to be undertaken as at 30 June 2006.

The Jupiters Limited Superannuation Fund provides accumulation-style benefits only and as a result an actuarial review is not required.

Tabcorp Holdings Limited and controlled entities are obliged to contribute to the Superannuation Funds as a consequence of legislation or trust deeds; legal enforceability is dependent on the terms of the legislation and the trust deeds. The rate of payment of contributions to the Funds is based on legislative requirements and advice from the actuary.

The information disclosed at the last actuarial review of the Tabcorp Superannuation Fund is as follows:

	Tabcorp Superannuation Fund $'000
At 1 July 2003	
Fund assets at market value	87,698
Accrued benefits	79,510
Excess of fund assets over accrued benefits	8,188

Information disclosed in the most recent audited financial statements of the Funds is as follows:

	Tabcorp Superannuation Fund $'000	Tabcorp Staff Superannuation Fund $'000	Total $'000
At 30 June 2003			
Fund assets at market value	35,970	51,728	87,698
Vested benefits	32,906	51,392	84,298
At 30 June 2002			
Fund assets at market value	39,344	54,982	94,326
Vested benefits	29,397	46,100	75,497

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000

Note 32 Commitments

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
(a) CAPITAL EXPENDITURE COMMITMENTS					
Contracted but not provided for and payable:					
Not later than one year		13,332	12,685	174	571
Later than one year but not later than five years		3,762	-	-	-
		17,094	12,685	174	571
(b) OPERATING LEASE COMMITMENTS					
Contracted but not provided for and payable:					
Not later than one year		12,690	9,926	2,295	2,320
Later than one year but not later than five years		31,845	30,069	3,748	6,280
Later than five years		97,014	28,468	-	-
		141,549	68,463	6,043	8,600
Non-cancellable sub-leases exist in relation to the operating lease commitments disclosed above with the following future minimum lease payments contracted to be received:					
Not later than one year		405	799	-	-
Later than one year but not later than five years		1,355	1,703	-	-
Later than five years		-	648	-	-
		1,760	3,150	-	-
Surplus lease space exists in relation to operating lease commitments disclosed above, in respect of which a liability has been recognised in the financial statements as follows:					
Current provisions	22	2,661	2,600	-	-
Non-Current provisions	27	4,375	7,274	-	-
		7,036	9,874	-	-

The consolidated entity leases property under operating leases expiring from one to ninety years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or are subject to market rate review.

Note 33 Notes to the Statement of Cash Flows

(a) *Reconciliation of cash*

For the purposes of the statement of cash flows, cash includes cash on hand and in banks, deposits at call and bank accepted bills, net of outstanding bank overdrafts.
Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Note	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Cash	7	197,044	118,789	4,823	489

(b) *Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities*

	Consolidated 2004 $'000	Consolidated 2003 $'000	Tabcorp Holdings 2004 $'000	Tabcorp Holdings 2003 $'000
Profit from ordinary activities after income tax	311,027	252,624	327,436	248,492
Add/(less) items classified as investing/financing activities:				
Profit on sale of non-current assets	(207)	(164)	(61)	(43)
Add/(less) non-cash income and expense items:				
Depreciation expense	92,323	72,375	1,722	1,971
Amortisation expense	66,627	22,843	-	-
Write down of Property, plant & equipment to recoverable amount	-	907	-	-
Write-off of property, plant & equipment	115	73	-	-
Net cash provided by operating activities before change in assets and liabilities	469,885	348,658	329,097	250,420
Change in assets and liabilities:				
(Increase)/decrease in:				
- trade and sundry debtors	(10,539)	4,948	588	(549)
- inventories	978	(50)	-	-
- prepayments	7,259	9,980	167	56
- accrued interest income	238	(60)	(13)	10
- amounts receivable from controlled entities	-	-	(215,544)	(3,121)
- future income tax benefits	(6,677)	(11,921)	(103,072)	(68)
(Decrease)/increase in:				
- trade creditors and accrued expenses	2,684	5,767	4,791	(2,544)
- amounts due to controlled entities	-	-	56,317	(13,441)
- provisions	(18,571)	13,179	(2,597)	1,973
- provision for deferred income tax	5,799	1,288	53,917	(156)
- provision for income tax	(11,408)	6,647	31,683	-
- deferred revenue	922	(69)	-	-
Net cash provided by operating activities	440,570	378,367	155,334	232,580

(c) *Non-Cash Financing and Investing Activities*

During the prior year a controlled entity purchased the remaining rights to the management agreement from Leighton Property Development Pty Limited for an amount of $53.000 million. This was settled on 15 July 2003.

Under the terms of the dividend reinvestment plan, $61.148 million of dividends were paid via the issue of 5,363,823 shares.

(d) *Acquisition of controlled entity*

On 31 October 2003 the consolidated entity purchased 100% of the ordinary shares of Jupiters Limited.

Details of the acquisition are as follows:	$'000
Consideration	(1,102,632)
Net cash acquired	104,010
Shares issued by Tabcorp Holdings Limited (non-cash) (i)	512,169
Other non-cash consideration	1,649
Reduction in purchase price (non-cash)	(5,000)
Outflow of cash	(489,804)
Fair Value of net assets of entities acquired:	
Net cash	104,010
Receivables	27,743
Other assets	18,746
Inventory	10,284
Property, plant and equipment	682,957
Intangible Assets - licences	43,680
Deferred Tax Assets	66,082
Payables	(82,805)
Current tax liabilities	(3,057)
Interest bearing liabilities - reset preference shares	(190,173)
Interest bearing liabilities - other	(282,121)
Provisions (ii)	(341,550)
	53,796
Goodwill on acquisition	1,048,836
Consideration (total)	1,102,632
Less non-cash consideration	(508,818)
Consideration (cash)	593,814

(i) shares issued have been attributed a value of $10.58 per share, being the fair value estimate of the price at which the shares could have been placed in the market.

(ii) includes a provision of $116.000 million representing the fair value of the net liability payable by Jupiters Limited under a management agreement for the Gold Coast and Brisbane casinos, net of the fair value of the assets acquired, and a provision for dividends of $186 million in respect of dividends payable to the former shareholders of Jupiters Limited.

Note 34 Segment Information

The consolidated entity's primary format of segment reporting is on a business segment basis.
The consolidated entity has three main business segments:

- Wagering — Totalizator and fixed odds betting activities and keno operations.
- Gaming — Gaming machine operations and monitoring in licenced clubs and hotels.
- Casinos — Casino operations including hotels, apartment complex, theatres, restaurants and bars.

The consolidated entity's business segments are located in, and provide services to one geographical segment, Australia.

Inter-segment pricing is determined on an arm's-length basis.

	Wagering $'000	Gaming $'000	Casinos $'000	Unallocated $'000	Eliminations $'000	Consolidated $'000
2004 Consolidated						
Total operating revenues - external	519,863	859,781	1,062,523	20,586		2,462,753
Other revenues from ordinary activities - external	19,125	5,180	4,580	8,331		37,216
Intersegment Revenue			2,745	(114)	(2,631)	-
Revenues from ordinary activities	538,988	864,961	1,069,848	28,803	(2,631)	2,499,969
Segment Result (pre amortisation of goodwill)	92,888	220,533	331,021			644,442
Segment Result	**84,618**	**219,430**	**281,048**			**585,096**
Unallocated operating revenue (a)				20,472		20,472
Unallocated interest revenue				6,188		6,188
Unallocated other revenue				2,143		2,143
Unallocated interest expense				(105,195)		(105,195)
Unallocated expenses (b)				(37,714)		(37,714)
Result from ordinary activities before income tax expense	84,618	219,430	281,048	(114,106)	-	470,990
Income tax expense						(159,963)
Net profit attributable to members of the parent entity						311,027
Depreciation and amortisation	27,085	26,827	115,340			
Non cash expenses other than depreciation and amortisation	220	(1,295)	2,664			1,589
Segment Assets	576,312	575,144	2,946,741	247,669		4,345,866
Segment Liabilities	64,284	21,127	233,773	2,050,732		2,369,916
Acquisition of non-current assets	304,559	62,566	1,464,859	47,399	(36)	1,879,347
2003 Consolidated						
Total operating revenues - external	426,761	848,137	631,242			1,906,140
Other revenues from ordinary activities - external	7,288	2,145	16,831	4,724		30,988
Intersegment Revenue						-
Revenues from ordinary activities	434,049	850,282	648,073	4,724	-	1,937,128
Segment Result (pre amortisation of goodwill)	67,042	208,175	174,914			450,131
Segment Result	**66,935**	**208,175**	**157,066**		-	**432,176**
Unallocated interest revenue				4,173		4,173
Unallocated other revenue				551		551
Unallocated interest expense				(52,629)		(52,629)
Unallocated expenses				(11,990)		(11,990)
Result from ordinary activities before income tax expense	66,935	208,175	157,066	(59,895)	-	372,281
Income tax expense						(119,657)
Net profit attributable to members of the parent entity						252,624
Depreciation and amortisation	11,637	26,574	66,820			
Non cash expenses other than depreciation and amortisation	132	1,613	220			1,965
Segment Assets	262,202	551,303	1,523,182	62,814		2,399,501
Segment Liabilities	65,498	21,112	120,221	872,794		1,079,625
Acquisition of non-current assets	22,984	17,529	15,396	162	-	56,071

(a) - represents the provision of field support and maintenance services to the Australian information technology industry
(b) - includes $16.178 million relating to the provision of services per (a) above

Note 35 Controlled Entities

The following were controlled entities at 30 June 2004, and have been included in the consolidated financial statements. The financial years of all controlled entities are the same as that of Tabcorp Holdings Limited.

Name of controlled entity	Note	Place of incorporation	Type of equity	Interest held 2004 %	Interest held 2003 %
Tabcorp Holdings Limited	(a)	Australia	-	-	-
Tabcorp Assets Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp Manager Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp Participant Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp (Queensland) Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp Investments Pty Ltd	(b)	Australia	ordinary shares	100	100
Tabcorp Online Pty Ltd	(a)	Australia	ordinary shares	100	100
Tabcorp Issuer Pty Ltd	(f)	Australia	ordinary shares	100	100
Tabcorp Investments No.2 Pty Ltd	(f)	Australia	ordinary shares	100	100
Tabcorp Investments No.4 Pty Ltd	(h)	Australia	ordinary shares	100	-
Star City Holdings Limited	(b)(d)	Australia	ordinary shares	100	100
Star City Pty Ltd	(b)(d)	Australia	ordinary shares	100	100
Star City Entertainment Pty Ltd	(b)(d)	Australia	ordinary shares	100	100
Sydney Harbour Casino Properties Pty Ltd	(b)(d)	Australia	ordinary shares	100	100
Sydney Harbour Apartments Pty Ltd	(b)(d)	Australia	ordinary shares	100	100
Star City Investments Pty Ltd	(b)(d)	Australia	ordinary shares	100	100
Showboat Australia Pty Ltd	(b)	Australia	ordinary shares	100	100
Sydney Casino Management Pty Ltd	(g)	Australia	ordinary shares	100	85
Jupiters Technology Pty Ltd (formerly Structured Data Systems Pty Ltd)	(a)	Australia	ordinary shares	100	100
Jupiters Limited		Australia	ordinary shares	100	-
Jupiters Trust		Australia	units	100	-
Breakwater Island Trust		Australia	units	100	-
Breakwater Island Limited		Australia	ordinary shares	100	-
Jupiters Custodian Pty Ltd		Australia	ordinary shares	100	-
Jupiters Gaming Pty Ltd		Australia	ordinary shares	100	-
Jupiters Machine Gaming Pty Ltd		Australia	ordinary shares	100	-
A.C.N. 082 760 610 Pty Ltd (formerly Centrebet Pty Ltd)		Australia	ordinary shares	100	-
Jupiters Internet Gaming Pty Ltd		Australia	ordinary shares	100	-
jupiters.com Pty Ltd		Australia	ordinary shares	100	-
AWA Limited	(c)	Australia	ordinary shares	100	-
Jupiters International Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Wagering Systems Pty Ltd	(c)	Australia	ordinary shares	100	-
ATL Pty Ltd	(c)	Australia	A, B and preference shares	100	-
AWA Research and Development Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Research Marketing Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Gaming Services Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Infosec Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Infosec Trust		Australia	units	100	-
Jupiters Gaming (NSW) Pty Ltd		Australia	ordinary shares	100	-
Club Gaming Systems (Holdings) Pty Ltd		Australia	ordinary shares	100	-
The CGS Trust		Australia	units	100	-
Palatron Pty Ltd	(c)	Australia	ordinary shares	100	-
Syndicate (Co.1) Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Enterprises Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Enterprises Trust		Australia	units	100	-
AWA Investor (No.2) Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Investor (No.4) Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Investor (No.5) Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Investor (No.6) Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Gaming Machines Pty Ltd	(c)	Australia	ordinary shares	100	-
AWA Microelectronics Pty Ltd		Australia	ordinary shares	100	-
AWA New Media Pty Ltd		Australia	ordinary shares	100	-
Hotel Gaming Systems Pty Ltd		Australia	ordinary shares	100	-
Sunshinelink Pty Ltd		Australia	ordinary shares	100	-
Radcoy (No.1) Limited		Australia	ordinary shares	100	-
Expanse Electronics Limited		New Zealand	ordinary shares	100	-
Millers Mechanical Equipment (NZ) Limited		New Zealand	ordinary shares	100	-
Penchant Pty Ltd		Australia	ordinary and preference shares	100	-
Macquarie Syndication (No.1) Pty Ltd		Australia	ordinary and preference shares	100	-
AWA Technology & Environmental Services Pty Ltd		Australia	ordinary shares	100	-

(a) These companies have entered into a Deed of Cross Guarantee dated 8 June 1995 with Tabcorp Holdings Limited which provides that all parties to the deed will guarantee to each Creditor payment in full of any Debt of each company participating in the deed in certain circumstances, including the winding up of that company. Jupiters Technology Pty Ltd (formerly Structured Data Systems Pty Ltd) and Tabcorp Online Pty Ltd were approved to become a party to the Deed of Cross Guarantee on 13 November 2000. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, Tabcorp Assets Pty Ltd and Tabcorp Participant Pty Ltd are relieved from the requirements to prepare financial statements.

The consolidated statement of financial performance and statement of financial position of all entities included in this class order 'closed group' are set out at footnote (i).

(b) These companies have entered into a Deed of Cross Guarantee dated 4 June 2001 with Tabcorp Investments Pty Ltd which provides that all parties to the deed will guarantee to each Creditor payment in full of any Debt of each company participating in the deed in certain circumstances, including the winding up of that company. In addition, as a result of the class order issued by the Australian Securities and Investments Commission, Star City Holdings Limited, Star City Pty Ltd, Star City Entertainment Pty Ltd, Sydney Harbour Casino Properties Pty Ltd, Sydney Harbour Apartments Pty Ltd, Star City Investments Pty Ltd and Showboat Australia Pty Ltd are relieved from the requirements to prepare financial statements.

(c) These companies have entered into a Deed of Cross Guarantee dated 12 June 1992 with AWA Limited which provides that all parties to the deed will guarantee to each Creditor payment in full of any Debt of each company participating in the deed in certain circumstances, including the winding up of that company.

(d) These companies have provided a charge over their assets and undertakings and have entered into a guarantee and indemnity agreement as explained in Note 39(b) and (c).

(e) Tabcorp Superannuation Pty Ltd, Tabcorp Staff Superannuation Pty Ltd and Star City Superannuation Fund Pty Ltd are wholly owned subsidiaries of Tabcorp Holdings Limited, and are not considered to be controlled entities in accordance with section 50AA(4) of the Corporations Act (2001). Star City Superannuation Fund Pty Ltd was de-registered on 5 May 2003.

(f) These companies were incorporated on 30 June 2003.

(g) On 30 June 2003 Showboat Australia Pty Limited purchased the remaining 15% of this company.

(h) This company was incorporated on 2 March 2004.

(i) Financial information for class order closed group - entities denoted as (a) above

Tabcorp Holdings Limited Closed Group **Statement of Financial Performance for the year ended 30 June 2004**	**2004** **$'000**	2003 $'000
Revenues from ordinary activities	**1,532,385**	1,363,821
Government taxes	**(465,096)**	(460,552)
Commissions and fees	**(413,246)**	(406,927)
Employee costs	**(59,410)**	(56,008)
Depreciation and amortisation	**(35,909)**	(38,365)
Borrowing costs	**(82,315)**	(31,786)
Other expenses from ordinary activities	**(63,732)**	(61,286)
Profit from ordinary activities before income tax expense	**412,677**	308,897
Income tax expense relating to ordinary activities	**(155,960)**	(70,974)
Net profit attributable to members of the parent entity	**256,717**	237,923
Retained profits at the beginning of the financial year	**110,750**	32,221
Net profit attributable to members of the parent entity	**256,717**	237,923
Adjustment arising from adoption of new Accounting Standard		
AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	80,408
Adjustment arising from adoption of revised Accounting Standard		
AASB 1028 "Employee Benefits"	**-**	(174)
Dividends provided for or paid	**(270,078)**	(239,628)
Retained profits at the end of the financial year	**97,389**	110,750

(i) Financial information for class order closed group - entities denoted as (a) above (continued)

Tabcorp Holdings Limited Closed Group **Statement of Financial Position as at 30 June 2004**	**2004** **$'000**	2003 $'000
Cash assets	**80,131**	78,548
Receivables	**308,102**	2,180
Inventories	**6,772**	3,913
Other	**15,723**	4,914
Total current assets	**410,728**	89,555
Receivables	**2,558,392**	1,108,672
Property, plant and equipment	**123,564**	127,251
Intangible assets - licences	**597,239**	597,304
Intangible assets - other	**1,644**	1,707
Deferred tax assets	**105,987**	9,872
Other	**36,062**	37,133
Total non-current assets	**3,422,888**	1,881,939
Total assets	**3,833,616**	1,971,494
Payables	**92,537**	79,042
Interest bearing liabilities	**604,000**	282,898
Current tax liabilities	**34,761**	8,334
Provisions	**9,984**	11,376
Other	**1,172**	125
Total current liabilities	**742,454**	381,775
Payables	**52,307**	14,407
Interest bearing liabilities	**1,130,000**	315,000
Deferred tax liabilities	**54,222**	6,140
Provisions	**4,228**	5,406
Other	**125**	250
Total non-current liabilities	**1,240,882**	341,203
Total liabilities	**1,983,336**	722,978
Net Assets	**1,850,280**	1,248,516
Contributed equity	**1,752,891**	1,137,766
Retained profits	**97,389**	110,750
Total equity	**1,850,280**	1,248,516

Note 36 Director and Executive Disclosures

(a) Details of specified directors and specified executives

(i) Specified directors

The following persons held the position of director of Tabcorp Holdings Limited during all of the past two financial years, unless otherwise stated:

M.B. Robinson	Chairman (non-executive)
M.J. Slatter	Managing Director & Chief Executive Officer: appointed 8 October 2002
I.R. Wilson	Managing Director & Chief Executive Officer: retired 31 August 2002
A.G. Hodgson	Director (non-executive)
P.G. Satre	Director (non-executive)
D.J. Simpson	Finance Director: retired 21 February 2003
J.D. Story	Director (non-executive): appointed 29 January 2004
P.H. Wade	Director (non-executive): retired 30 October 2003
R.F.E. Warburton	Director (non-executive)
L.J. Willett	Director (non-executive): appointed 29 January 2004
W.V. Wilson	Director (non-executive)

(ii) Specified executives

D. Banks	Chief Executive Casinos
D.E. Elmslie	Chief Financial Officer
M. Jesudason	Chief Executive Gaming
G. Mackey	Executive General Manager Technical Services
M.J. Piggott	Chief Executive Wagering and Network Games

(b) Remuneration of specified directors and specified executives

(i) Remuneration policy

The Remuneration Committee of the Board of Directors of Tabcorp Holdings Limited is responsible for determining and reviewing reward arrangements for the directors, the Managing Director and Chief Executive Officer and the executive team. The Remuneration Committee meets regularly to assess the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant market conditions with the overall objective of ensuring maximum stakeholder benefit through the attraction and retention of the board and executive team.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of executive directors' and officers' emoluments to the company's financial and operational performance, and individual performance utilising a balanced scorecard set of measures.

The Remuneration Committee in conjunction with external advisors, reviewed and determined Tabcorp's reward philosophy with the aim of aligning it with shareholder views and expectations.

During the year in review Tabcorp reviewed its reward structure that resulted in the implementation of a new reward strategy to align best practice through a "pay for performance" strategic position.

(i) Remuneration policy (continued)

The policy adopted titled Total Annual Reward, comprises three components; a fixed component titled Total Employment Cost comprising salary, superannuation and fringe benefits; a short term component and a long term component. This reward philosophy provides the opportunity to be rewarded for individual and company performance through the alignment of key performance indicators and capabilities.

Service Contracts are in place for all executives, that are limited in term but capable of termination by either party on three months notice.

In the case of the Managing Director and Chief Executive Officer, an Employment Agreement dated 4th October 2002, defines the relevant termination clause to apply. Clause 14. Termination, denotes the Employee may terminate this Agreement by giving to the Company not less than 12 months' notice. Equally, the Company may terminate the Agreement at any time subject to the payment of the equivalent payment being 12 months' Total Remuneration package. An Amending Deed was prepared during the period to recognise and confirm the introduction of a new reward strategy that was implemented for all senior executives organisation wide.

Remuneration Structure

Since the merger with Jupiters Limited in November 2003, significant progress has been made to align the contract terms and reward for the senior executive group with Tabcorp's remuneration policy.

The implementation of the new reward strategy during 2003 provides for a Total Annual Reward (TAR) concept, and a reward mix comprising:

Total Employment Cost - Salary, Superannuation, Fringe Benefits;
Short Term Performance Plan - Cash, Deferred Shares (refer Note 31); and
Long Term Performance Plan - Performance Options and Rights (refer Note 31).

(ii) Remuneration of specified directors and specified executives

Specified Directors	Primary			Post Employment		Equity		Total
	Salary & Fees	Cash Bonus	Non-monetary benefits	Superannuation	Retirement benefits	Options & rights	Deferred shares	
	$	$	$	$	$	$	$	$
M.B. Robinson								
2004	333,000			29,970				362,970
M.J. Slatter								
2004	1,409,384	588,000	94,555	11,002		409,667	588,000	3,100,608
A.G. Hodgson								
2004	193,250			17,393				210,643
P.G. Satre								
2004	131,618							131,618
J.D. Story								
2004	57,433			5,169				62,602
P.H. Wade								
2004	49,417			4,448				53,865
R.F.E. Warburton								
2004	144,178			12,976				157,154
L.J. Willett								
2004	54,403			4,883				59,286
W.V. Wilson								
2004	135,750			12,218				147,968
Total Remuneration: Specified Directors								
2004	2,508,433	588,000	94,555	98,059	-	409,667	588,000	4,286,714

Note 36 *Director and Executive Disclosures (continued)*

(ii) Remuneration of specified directors and specified executives (continued)

	Primary			Post Employment		Equity		Total
	Salary & Fees	Cash Bonus	Non-monetary benefits	Superannuation	Retirement benefits	Options & rights	Deferred shares	
	$	$	$	$	$	$	$	$
Specified Executives								
D.C.P. Banks								
2004	654,229	352,412	163,705	141,196		43,255	117,471	1,472,268
D.E. Elmslie								
2004	552,534	285,843	116,096	97,012		35,085	95,281	1,181,851
M.C. Jesudason								
2004	456,434	200,451	55,858	33,691		27,131	66,817	840,382
L.G. Mackey								
2004	237,577	67,470	19,502	7,273		18,892	67,470	418,184
M.J. Piggott								
2004	483,400	241,867	112,247	90,990		29,688	80,622	1,038,814
Total Remuneration: Specified Executives								
2004	2,384,174	1,148,043	467,408	370,162	-	154,051	427,661	4,951,499

(c) Remuneration options and rights: granted and vested during the year

During the financial year options and rights were granted as equity compensation benefits to certain executives as disclosed below. The options and rights were issued free of charge. Each option and right entitles the holder to subscribe for one fully paid ordinary share in the entity at an exercise price of $11.23 per option and $nil per right.

Options held in Tabcorp Holdings Limited	Vested Number	Granted Number	Terms and conditions for each grant: Grant date	Value per option at grant date ($)	Exercise price per share ($)	First exercise date	Last exercise date
Specified directors							
M.J. Slatter	-	352,349	1 Dec 2003	1.31	11.23	1 Dec 2006	1 Dec 2010
Specified executives							
D.C.P. Banks	-	107,567	1 Dec 2003	1.31	11.23	1 Dec 2006	1 Dec 2010
D.E. Elmslie	-	87,248	1 Dec 2003	1.31	11.23	1 Dec 2006	1 Dec 2010
M.C. Jesudason	-	67,469	1 Dec 2003	1.31	11.23	1 Dec 2006	1 Dec 2010
L.G. Mackey	-	46,980	1 Dec 2003	1.31	11.23	1 Dec 2006	1 Dec 2010
M.J. Piggott	-	73,826	1 Dec 2003	1.31	11.23	1 Dec 2006	1 Dec 2010
Total	-	**735,439**					

Share rights held in Tabcorp Holdings Limited	Vested Number	Granted Number	Terms and conditions for each grant: Grant date	Value per right at grant date ($)	Exercise price per share ($)	First exercise date	Last exercise date
Specified directors							
M.J. Slatter	-	15,996	1 Dec 2003	5.65	-	1 Dec 2006	1 Dec 2010
Specified executives							
D.C.P. Banks	-	14,650	1 Dec 2003	5.65	-	1 Dec 2006	1 Dec 2010
D.E. Elmslie	-	11,883	1 Dec 2003	5.65	-	1 Dec 2006	1 Dec 2010
M.C. Jesudason	-	9,189	1 Dec 2003	5.65	-	1 Dec 2006	1 Dec 2010
L.G. Mackey	-	6,399	1 Dec 2003	5.65	-	1 Dec 2006	1 Dec 2010
M.J. Piggott	-	10,055	1 Dec 2003	5.65	-	1 Dec 2006	1 Dec 2010
Total	-	**68,172**					

(d) Shareholdings of specified directors and specified executives

Shares held in Tabcorp Holdings Limited (number)	Balance 1 July 2003	Balance on appointment	Granted as remuneration	On exercise of options	Net change other	Balance on retirement	Balance 30 June 2004
Specified directors							
M.B. Robinson	45,000	-	-	-	307	-	45,307
M.J. Slatter	500,000	-	-	-	-	-	500,000
A.G. Hodgson	100,000	-	-	-	-	-	100,000
P.G. Satre	4,000	-	-	-	4,000	-	8,000
J.D. Story	-	8,149	-	-	-	-	8,149
P.H. Wade	30,000	-	-	-	-	30,000	-
R.F.E. Warburton	12,500	-	-	-	10,383	-	22,883
L.J. Willett	-	2,548	-	-	78	-	2,626
W.V. Wilson	50,000	-	-	-	-	-	50,000
Specified executives							
D.C.P. Banks	350,000	-	-	-	50,000	-	400,000
D.E. Elmslie	255,000	-	-	-	-	-	255,000
M.C. Jesudason	-	-	-	-	150,000	-	150,000
L.G. Mackey	-	-	-	-	-	-	-
M.J. Piggott	242,000	-	-	-	-	-	242,000
Total	**1,588,500**	10,697	-	-	**214,768**	**30,000**	**1,783,965**

(e) Options and Rights holdings of specified directors and specified executives

Options held in Tabcorp Holdings Limited

	Balance 1 July 2003	Granted as remuneration	Options exercised	Net change other	Balance 30 June 2004	Vested at 30 June 2004 Total	Not exercisable	Exercisable
Specified directors								
M.J. Slatter	2,500,000	352,349	-	-	2,852,349	-	-	1,500,000
Specified executives								
D.C.P. Banks	-	107,567	-	-	107,567	-	-	-
D.E. Elmslie	-	87,248	-	-	87,248	-	-	-
M.C. Jesudason	-	67,469	-	-	67,469	-	-	-
L.G. Mackey	-	46,980	-	-	46,980	-	-	-
M.J. Piggott	-	73,826	-	-	73,826	-	-	-
Total	**2,500,000**	**735,439**	**-**	**-**	**3,235,439**	**-**	**-**	**1,500,000**

Share rights held in Tabcorp Holdings Limited

	Balance 1 July 2003	Granted as remuneration	Rights exercised	Net change other	Balance 30 June 2004	Vested at 30 June 2004 Total	Not exercisable	Exercisable
Specified directors								
M.J. Slatter	-	15,996	-	-	15,996	-	-	-
Specified executives								
D.C.P. Banks	-	14,650	-	-	14,650	-	-	-
D.E. Elmslie	-	11,883	-	-	11,883	-	-	-
M.C. Jesudason	-	9,189	-	-	9,189	-	-	-
L.G. Mackey	-	6,399	-	-	6,399	-	-	-
M.J. Piggott	-	10,055	-	-	10,055	-	-	-
Total	**-**	**68,172**	**-**	**-**	**68,172**	**-**	**-**	**-**

(f) Loans to specified directors and specified executives to acquire shares in the company pursuant to issues made under previous employee share plans

(i) Details of aggregates of loans to specified directors and specified executives are as follows:

	Balance 1 July 2003 $'000	Interest Charged $'000	Interest not charged $'000	Write-off $'000	Balance 30 June 2004 $'000	Number in group 30 June 2004
Specified directors						
2004	6,071	243	89	-	6,064	1
Specified executives						
2004	7,905	384	162	-	10,204	5
Total specified directors and specified executives						
2004	13,976	627	251	-	16,268	6

(ii) Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance 1 July 2003 $'000	Interest Charged $'000	Interest not charged $'000	Write-off $'000	Balance 30 June 2004 $'000	Highest owing in period $'000
Specified directors						
M.J. Slatter	6,071	243	89	-	6,064	6,071
Specified executives						
D.C.P. Banks	3,761	169	62	-	4,275	4,312
D.E. Elmslie	2,467	95	45	-	2,562	2,625
M.C. Jesudason	0	57	21	-	1,619	1,653
M.J. Piggott	1,677	63	34	-	1,748	1,836

Terms and conditions of loans

Executives are provided with longer-term incentives through the Senior Executive Long Term Incentive Plan and the General Employee Share Plan. Under the Senior Executive Long Term Incentive Plan, interest is charged when dividends are paid on the shares to which the loan pertains. Loan repayments are made from dividends received on the shares and the amount of interest charged is equal to the after tax amount of dividends (using highest personal marginal rate) or 4% of the loan outstanding, whichever is less. The average commercial rate of interest during the year was 5.478%. Under the General Employee Share Plan an interest free loan applies with loan repayments being by way of deduction from after tax salary in equal instalments over five years. Upon cessation of employment, the directors and executives have 90 days in which to repay the balance of the loan or forfeit the shares. Note, as approved by shareholders at the last Annual General Meeting, these Plans have been replaced with the new Long Term Performance Plan and Deferred Share Plan.

(g) Other transactions and balances with specified directors, specified executives and director-related entities

The directors of the economic entity, or their director-related entities, conduct transactions with entities within the economic entity that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the director or director-related entity at arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of these financial statements:

(i) Mr M.B. Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm. This firm rendered legal advice to the economic entity. All dealings with the firm were in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity during the year was $4,600,587 (2003: $1,574,584). The majority of these costs relates to advice obtained in connection with the merger with Jupiters Limited and the takeover bid for Tab Limited. Mr M.B. Robinson is the Chairman of the Bionic Ear Institute.
The economic entity has made donations to the Institute during the prior year of $10,500. Mr M.B. Robinson is also a Trustee of the Epworth Medical Foundation. The economic entity has made a donation to the Foundation during the prior year of $5,000.

(ii) Mr M. J. Slatter is a director of Australian Gaming Council. The economic entity has paid a subscription of $100,000 in the ordinary course of business, and on normal commercial terms and conditions.

(iii) Mr P.G. Satre is the Chairman of Harrah's Entertainment Inc. This company provides the economic entity with access to their knowledge and experience in operating casinos via an agreement which commenced in January 2000 and currently runs until January 2005. The fees payable by the economic entity to Harrah's Entertainment Inc. will be $5,300,000 per annum for the duration of the extended term. All dealings with the company are in the ordinary course of business and on normal commercial terms and conditions.

(iv) Mr A.G. Hodgson is a director of HSBC Bank Australia Limited. The economic entity maintains operating accounts with this bank in the ordinary course of business and on normal commercial terms and conditions. During the year, the bank provided a credit facility of $100,000,000 in relation to the acquisition of Jupiters Limited and general corporate purposes. The interest and fees paid and payable of $4,375,000 in respect of the facility are at normal commercial terms and conditions.

(v) Mr R.F.E. Warburton is a director of Southcorp Limited. The economic entity purchases alcoholic beverages from this company in the ordinary course of business and on normal commercial terms and conditions.

(g) Other transactions and balances with specified directors and specified executives (continued)

(vi) Mr J. D. Story is a non-executive chairman of Corrs Chambers Westgarth. This firm rendered legal advice to the economic entity. All dealings with this firm were in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity during the year was $523,749.

Mr J. D. Story is chairman of Suncorp Metway Limited. The economic entity maintains operating accounts with this bank in the ordinary course of business and on normal commercial terms and conditions.

(vii) Mr D.J. Simpson and Mr I.R. Wilson are directors of Eastsail Pty Ltd, which provided charter services to the economic entity in the ordinary course of business and on normal commercial terms and conditions. The amount paid by the economic entity in the prior year was $110,718.

Note 37 Interest in Joint Venture Operation

Tabcorp Holdings Limited and certain of its controlled entities (Tabcorp Assets Pty Ltd, Tabcorp Manager Pty Ltd and Tabcorp Participant Pty Ltd) conduct an unincorporated joint venture operation with VicRacing Pty Ltd. Tabcorp Holdings Limited and the abovenamed controlled entities manage the joint venture whose principal activity is the organisation, conduct, promotion and development of wagering and gaming within the state of Victoria.
The economic entity receives 75% of the product and expenses of the joint venture.

	Consolidated	
	2004	2003
Assets employed in joint venture operations:	**$'000**	$'000
Current Assets:		
Cash assets	**73,104**	76,013
Receivables	**5,931**	1,024
Other	**470**	580
	79,505	77,617
Total assets employed	**79,505**	77,617

Note 38 Related Parties

(a) Ultimate controlling entity

The ultimate controlling entity of the economic entity is Tabcorp Holdings Limited.

(b) Transactions with related parties in the wholly owned group

In addition to those transactions disclosed in Note 2, the parent entity entered into the following transactions during the year with related parties in the wholly owned group:

- loans were advanced and repayments received on short term intercompany accounts;
- loans were advanced between controlled entities and are not expected to be repaid within the next twelve months; and
- management and service fees were received from certain wholly owned controlled entities.

These transactions were undertaken on commercial terms and conditions. Certain loans advanced which are sourced from debt capital are charged interest at a rate at or above the bank bill rate plus net settlement payments on interest rate swaps (refer note 41(c)) and bank fees on facilities, with other loans being interest free.

Amounts due to and receivable from related parties in the wholly owned group

Appropriate disclosure of these amounts is contained in the respective notes to the financial statements.

Ownership interests

The ownership interests in related parties in the wholly owned group are disclosed in Note 35.

(c) Transactions with other related parties

In the prior year, the economic entity had one partly-owned (85%) controlled entity, Sydney Casino Management Pty Ltd (SCM). The remaining 15% was purchased by the economic entity on 30 June 2003. This entity acts as nominee for the Showboat Leighton Partnership.

Star City Pty Ltd and Sydney Harbour Casino Properties Pty Ltd entered into a Casino Complex Management Agreement with SCM in previous years. Under this agreement, SCM provides services to Star City Pty Ltd and Sydney Harbour Casino Properties Pty Ltd in relation to planning, decorating, furnishing, managing and equipping of the Star City Casino Complex.

SCM is paid a fee equal to the sum of (i) 1.5% of Casino Revenue, (ii) 6% of Casino Gross Operating Profit, (iii) 3.5% of Non-Casino Revenue, and (iv) 10% of Non-Casino Complex Gross Operating Profit, each fiscal year for services rendered by SCM pursuant to the management agreement.
Casino Gross Operating Profit and Non-Casino Gross Operating Profit are determined after deducting revenue-based management fees.
A management fee of $25.966 million was paid or payable for the year (2003: $24.893 million).

SCM is also paid a supplemental management fee by Star City Pty Ltd for expenses incurred by Showboat Australia Pty Ltd, which are reimbursed by SCM. This fee is based on salary and related costs incurred. The total supplemental fee paid or payable for the year was $4.560 million (2003: $4.195 million).

Note 39 Contingent Liabilities and Contingent Assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed.

The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

Contingent Liabilities

(a) Parent entity

As explained in Note 35(a), the parent entity has entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The parent entity, and all the controlled entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(b) Charges

(i) CCA

The controlled entities denoted (d) in Note 35 have provided the NSW Casino Control Authority (CCA) with a fixed and floating charge over all of the assets and undertakings of each company to secure payment of all monies and the performance of all obligations which they have to the CCA. The charge has a value of $1.5 billion and ranks second behind the Commonwealth Bank of Australia charge under its facility agreement.

(ii) Other

The controlled entity which is a participant in the joint venture described in Note 1(s) has entered into a deed of cross charge with its joint venture partner to cover the non payment of a called sum in the event of the joint venture incurring a loss. The charge is over undistributed and future earnings of the joint venture to the level of the unpaid call.

Contingent Liabilities (continued)

(c) Guarantee and Indemnity

The controlled entities denoted in Note 35(b) have entered into a guarantee and indemnity agreement (Note 35(d)) in favour of the CCA whereby all parties to the agreement are jointly and severally liable for the performance of the obligations and liabilities of each company participating in the agreement with respect to agreements entered into and guarantees given.

(d) Deed of cross guarantee

The controlled entities denoted (c) in Note 35 have entered into a deed of cross guarantee in accordance with a class order issued by the Australian Securities and Investments Commission. The entities which are a party to the deed, have guaranteed the repayment of all current and future creditors in the event any of these companies are wound-up.

(e) Legal Challenges

There are outstanding legal actions between controlled entities and third parties as at 30 June 2004. The economic entity has notified its insurance carrier of all litigation, and believes that any damages (other than exemplary damages) that may be awarded against the economic entity, in addition to its costs incurred in connection with the action, will be covered by its insurance policies where such policies are in place. However, given the nature of insurance, no assurance can be given that any such claims are not likely to have a material adverse effect on the economic entity.

In the case of possible actions which, due to the demise of an underwriter do not have insurance cover, the economic entity considers that, on the balance of probability, no material losses will arise. This position will be monitored and in the event that a loss becomes probable, an appropriate provision will be made.

(f) Banking Facilities

Entities in the economic entity are called upon to give in the ordinary course of business, guarantees and indemnities in respect of the performance of their contractual and financial obligations. The value of these guarantees and indemnities is $26.948 million (2003: $11.846 million).

(g) Undertakings - Insurance deductible

Under the Casino Taxes Agreement, Star City is required to take out insurance in the name of the Casino Control Authority in respect of anticipated Weekly Duty and Community Benefit Levy arising out of partial or total loss or destruction of the Premises. The Agreement allows for a $1 million deductible for each and every loss. Star City have a 5 day loss deductible (2003: 14 day loss deductible). Tabcorp Holdings Limited has provided the CCA with a Deed of Undertaking to fund the shortfall of the difference between the current 5 day deductible and the $1 million required under the Casino Taxes Agreement. The directors believe this undertaking would not exceed $1-2 million (2003: $3-4 million) for any one loss and believe such an event is remote.

(h) Switching Station lease

A controlled entity, Sydney Harbour Casino Properties Pty Ltd ("SHCP") has entered into a lease with the CCA for a vacant parcel of land adjacent to the Star City Casino. The lease is for the term of the Star City Casino Licence and SHCP prepaid $11 million in 1996 in respect of the period of the casino licence term. Pursuant to agreement between SHCP and the CCA, Star City is required to submit a development application regarding this parcel of land prior to 9 October 2004. SHCP have now requested an extension of time for the development of this site from the CCA. This extension would require the approval of the NSW Minister for Gaming and Racing ("the Minister"). The CCA have advised that it "would not contemplate seeking the Minister's approval for the Authority to agree to any extension unless it included SHCP recognising it would pay for any "betterment of use of the site". Negotiations are continuing. The book value of the investment in this site as at 30 June 2004 was $11.4 million (2003: $11.6 million). If the CCA were to give notice of default, the economic entity believes that upon the payment of compensation to the satisfaction of the CCA (acting reasonably), the CCA would not terminate the lease.

Contingent Assets

(i) Sale of Land

During the prior year, a controlled entity disposed of land owned at 50 Union Street, Pyrmont. Proceeds of $12.300 million were received in February 2003. Part of the sale agreement includes an additional amount which is dependent upon the purchaser being able to seek an approved Development Application (DA) from Planning NSW to develop to a specified net lettable rent area. Subject to such approval, this additional amount is estimated at approximately $3.600 million.

(j) Tax Audit

In December 2003, the Australian Taxation Office (ATO) issued Star City Pty Ltd (a wholly owned subsidiary of Tabcorp) with an income tax assessment for the tax year ended 30 June 1997, and amended income tax assessments for the tax years ended 30 June 2000, 30 June 2001 and 30 June 2002. The assessment and amended assessments relate to the deductibility of rent of $120 million prepaid in December 1994 in relation to the Star City Casino site. The primary tax in dispute in relation to deductions claimed to 30 June 2003 is $31.600 million, and penalties and interest charges imposed amount to a further $25.600 million. 50% of the amounts of the assessment and amended assessments were paid in January 2004. Payment of the remaining 50% has been deferred pending resolution of the dispute, pursuant to an agreement with the ATO.

The economic entity has provided in full for the primary tax and penalties.

On the basis of external advice and its assessment of the issue, Tabcorp has lodged objections to the income tax assessments and believes it will be ultimately successful in its claims, which would result in a reversal of the provision and a recovery of the 50% payment.

Note 40 Events Subsequent to Reporting Date

(a) Dividends

Since 30 June 2004, the directors have declared a dividend of 36 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $184.933 million (refer Note 5), assuming 100% of the shares referred to in note (b) below are issued by the dividend entitlement date. As at the date of this report approximately 82.343 million shares have been issued in relation to the acquisition of Tab Limited. Shares that are not issued by the dividend entitlement date will not be entitled to the final dividend.

(b) Acquisition of Tab Limited

Since 30 June 2004, the economic entity has acquired in excess of 90% of the issued voting shares in Tab Limited, and has moved to compulsorily acquire the outstanding shares. Consideration payable to Tab Limited shareholders and option holders is approximately 90.219 million shares in Tabcorp Holdings Limited and $950 million in cash. The financial effects of the above transaction have not been brought to account in the financial statements for the year ended 30 June 2004.

Note 41 Additional Financial Instruments Disclosure

(a) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and the effective interest rate for classes of financial assets and financial liabilities is set out below:

	Note	Effective interest rate %	Floating Interest rate $'000	Fixed interest maturing in: 1 year or less $'000	1 to 5 years $'000	Interest bearing Employee Share Plan loans (i) $'000	Non-interest bearing $'000	Statement of Financial Position $'000
2004								
FINANCIAL ASSETS								
Cash assets	7	1.5 - 4.75	62,619	-	-	-	22,974	85,593
Short term deposits	7	5.15 - 5.25	111,451	-	-	-	-	111,451
Receivables	8	-	-	-	-	-	53,265	53,265
Loans pursuant to employee share plan	10, 17	up to 4.00	-	-	-	1,566	31,290	32,856
Loans to executive directors	17	up to 4.00	-	-	-	6,064	-	6,064
Loans - other	10	-	-	-	-	-	2,125	2,125
Total Financial Assets			174,070	-	-	7,630	109,654	291,354
FINANCIAL LIABILITIES								
Trade creditors and accrued expenses	18	-	-	-	-	-	193,897	193,897
Bank loans - unsecured	19, 25	6.23 (ii)	1,734,000	-	-	-	-	1,734,000
Bank loans - secured	19	6.00	138,000	-	-	-	-	138,000
Total Financial Liabilities			1,872,000	-	-	-	193,897	2,065,897
Interest rate swaps (iii)	41(c)		(900,000)		900,000			-
2003								
FINANCIAL ASSETS								
Cash assets	7	0.2 - 4.25	34,606	-	-	-	22,400	57,006
Short term deposits	7	4.60 - 4.75	50,624	-	-	-	-	50,624
Bank accepted bills	7	4.78 - 4.89	-	11,159	-	-	-	11,159
Receivables	8	-	-	-	-	-	9,762	9,762
Loans pursuant to employee share plan	10, 17	up to 4.00	-	-	-	2,890	28,787	31,677
Loans to executive directors	17	up to 4.00	-	-	-	6,071	-	6,071
Loans - other	17	-	-	-	-	-	2,125	2,125
Total Financial Assets			85,230	11,159	-	8,961	63,074	168,424
FINANCIAL LIABILITIES								
Trade creditors and accrued expenses	18	-	-	-	-	-	167,831	167,831
Bank loans - unsecured	19, 25	5.28 - 5.45	597,898	-	-	-	-	597,898
Bank loans - secured	19	7.94 (ii)	168,000	-	-	-	-	168,000
Total Financial Liabilities			765,898	-	-	-	167,831	933,729
Interest rate swaps (iii)	41(c)		(350,000)	350,000				-

(i) - Interest bearing employee share loans are repayable from dividends with outstanding balances settled on cessation of employment.

(ii) - the effective interest rate incorporates the effect of interest rate swaps

(iii) - notional principal amounts

(b) Net fair values

The carrying amount of the entity's recognised financial assets and financial liabilities approximate their net fair value (refer Note 1(h)).

The exception to the above is the net fair value of interest rate swap contracts, being unrecognised financial instruments amounting to $4.855 million (2003: $10.900 million). This value represents the estimated cost of cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

Note 41 Additional Financial Instruments Disclosure (continued)

(c) Unrecognised Financial Instruments - Interest rate swaps

The entity has a policy of controlling exposure to interest rate fluctuations by the use of interest rate swaps or caps, accordingly a controlled entity has entered into interest rate swap agreements that are used to convert the variable interest rate of its long term borrowings to medium term fixed interest rates. These swaps are in accordance with the objective of hedging a portion of the interest rate risk in respect of its term and revolving debt facilities.

At 30 June 2004, a controlled entity has forward rate swap agreements which hedge a portion of the debt facilities.
The controlled entity will pay fixed interest rates ranging from 5.22% to 6.25% (2003: 7.28% to 8.61%) and received the bank bill swap rate calculated on the notional principal amount of the contracts.

At 30 June 2004, the notional principal amount of swaps in place at each year end through to the maturity of the contracts was:

		30 June					
		2003	**2004**	**2005**	2006	2007	2008
2004	$ million		900	1,400	1,400	1,150	900
2003	$ million	350	-	-	-	-	-

The economic entity's policy is not to recognise interest rate swaps in the financial statements. Net settlement receipts and payments are recognised as an adjustment to interest expense on an accruals basis over the term of the swaps such that the overall interest expense on term debt reflects the average long term cost of funds achieved by entering into the swap agreements.

(d) Unrecognised Financial Instruments - Interest rate options

During the prior year a controlled entity entered into options to enter into forward interest rate swap agreements. These instruments were entered into to provide the economic entity with the certainty that the interest rate applicable to a portion of the future debt associated with the proposed merger of Jupiters Limited, will be able to be fixed within a known range of interest rates. The interest rate options expired in December 2003.

In the prior year at 30 June 2003 the unrecognised fair value of the interest rate options was $1.200 million. The value represents the amount that would be receivable on cancelling the instruments (net of transaction costs) at balance date and is determined using independent market quotations and adopting conventional market valuation techniques.

In the prior year at 30 June 2003 the notional principal amount of swaps to which the options related, in place at 30 June 2003 and through to the end of the contracts was:

Notional Amount	Interest Rate Range
$250M	4.72% to 5.22%
$350M	4.91% to 5.415%

(e) Credit risk exposures

The credit risk on financial assets which have been recognised on the statement of financial position, is the carrying amount, net of any provision for doubtful debts. The economic entity is not materially exposed to one individual debtor. The economic entity minimises credit risk via adherence to a strict cash management policy.

In relation to unrecognised financial liabilities, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The economic entity's maximum credit risk exposure in relation to these is in respect of the interest rate swap contracts and the options to enter into interest rate swap contracts is detailed in Note 41(b) and 41(d) above.

Credit risk in trade receivables is managed in the following ways:
- the provision of cheque cashing facilities for casino gaming patrons is subject to detailed policies and procedures designed to minimise any potential loss, including the taking up of bank opinions and the use of a central credit agency which collates information from major casinos around the world.
- the provision of non-gaming credit is covered by a risk assessment process for all customers using the Credit Reference Association of Australia, bank opinions and trade references.

The maximum credit exposure does not take into account the value of any collateral or other security held, in the event other entities/parties fail to perform their obligations under the financial instruments in question.

Note 42 Transition to International Accounting Standards

Tabcorp Holdings Limited has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). The company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, the company has graded impact areas as either high, medium or low. As the company has a 30 June year end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the company prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of the company. At this stage the company has not been able to reliably quantify the impacts on the financial report.

Goodwill

Under AASB 3 Business Combinations goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's current accounting policy which amortises goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Impairment of Assets

Under AASB 136 Impairment of Assets the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Under the new policy it is likely that impairment of assets will be recognised sooner and that the amount of write-downs will be greater. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Employee Benefits

Under AASB 119 Employee Benefits, employer sponsors are required to recognise the net surplus or deficit in their employer sponsored defined benefit funds as an asset or liability, respectively. This will result in a change in the group's current accounting policy which does not currently recognise the net assets/liabilities of the defined benefit fund. Under the new policy, the company will be required to recognise an asset of the defined benefit fund for the net surplus based on the lesser of the actuarial calculation of the position of the fund and the amount of the gain that can be accessed (via a contribution holiday). The initial adjustment on transition will be through retained earnings and subsequent adjustments will be to net profit or loss for the period. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the actuarial calculations have not yet been completed as at 30 June 2004.

Share based payments

Under AASB 2 Share Based Payments, the company will be required to determine the fair value of options and rights issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and rights and also extends to other forms of equity based compensation. It applies to all share-based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Reliable estimation of future financial effects of this change in accounting policy is impracticable as the details of future equity based remuneration plans are unknown.

Income taxes

Under AASB 112 Income Taxes, the company will be required to use a balance sheet method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. This requires the determination of tax values and will potentially result in adjustments to existing deferred tax assets and liabilities.

The directors declare that:

(a) the financial statements and associated notes of the company and of the economic entity comply with the accounting standards and Urgent Issues Group Concensus Views;

(b) the financial statements and notes of the company and of the economic entity give a true and fair view of the financial position as at 30 June 2004 and performance of the company and of the economic entity for the year then ended;

(c) in the directors' opinion:

(i) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and the companies and parent entity who are party to the deed described in Note 35(a) will, as an economic entity be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee dated 8 June 1995 (as amended on 13 November 2000); and

(ii) the financial statements and notes of the company and of the economic entity are in accordance with the Corporations Act (2001).

Made in accordance with a resolution of directors.

M.B. ROBINSON
Director

Melbourne
26 August 2004

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Tabcorp Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Tabcorp Holdings Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Tabcorp Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of Tabcorp Holdings Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Mary B Waldron
Partner
Melbourne
26 August 2004

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

26 August 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP FULL YEAR RESULTS PRESENTATION

Attached is the presentation regarding Tabcorp's Full Year Results ended 30 June 2004 to be presented later today by Matthew Slatter, Managing Director and Chief Executive Officer.

This presentation will be webcast on Tabcorp's website at **www.tabcorp.com.au**

Peter Caillard
Executive General Manager – Corporate, Legal & Compliance

Enc.

Annual Results

26 August 2004

Tabcorp

the bigger better game

Agenda

- Matthew Slatter
  - Tabcorp key features
- David Elmslie
  - Tabcorp financial performance
- Matthew Slatter
  - Tab Limited key features
- Matthew Slatter
  - Focus for 2005 and conclusion

Key features

- Net profit after tax (before goodwill and non recurring items) $364.8 million
- Earnings per share (before goodwill and non recurring items) increased 19.2%
- Final dividend of 36 cents taking full year dividend to 71 cents per share fully franked
- EBITA growth across all divisions
- Net operating revenue from wagering and network games increased 6.9% on a pro forma basis
- Victorian gaming revenue recorded good growth in the second half
- Double digit EBIT growth at all casino properties
- Integration of Jupiters ahead of targets
- Acquisition of Tab Limited – operational integration commenced

Key features

Earnings per share[1]


90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
1999
2000
2001
2002
2003
2004

Dividends per share[2]


80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Payout 91%
99%
88%
85%
87%
87%
1999
2000
2001
2002
2003
2004

Notes:
1. Excludes impact of above/below theoretical win rates in the international commission play business, goodwill amortisation and non-recurring items
2. Dividend payout ratio based on dividends declared during each financial year. In 2004, ratio excludes dividends paid on shares issued to Tab Limited shareholders, including these shares would result in a payout ratio of 97%

Key features

EBITA business mix – 1999


Wagering
20%
Gaming
80%

EBITA business mix (incl. Tab) – 2004[1]


Media
5%
Wagering
28%
Casinos
41%
Gaming
26%

EBITA geographic mix – 1999


Victoria
100%

EBITA geographic mix (incl. Tab) – 2004[1]


QLD
21%
Victoria
37%
NSW
42%

Notes:

1. 2004 EBITA based on pro forma figures which include a contribution from Jupiters for 12 months ended 30 June 2004 and includes the Wagering and Media businesses of Tab Limited for the 12 months ended 30 June 2004. Excludes above theoretical win rates in the international commission play business, non recurring items and unallocated items

Summary divisional results

$m	Actual 12 months to 30 June 2004[1]	Pro forma 12 months to 30 June 2003[2]	Pro forma 12 months to 30 June 2004[2]	Change
Net operating revenue				
Casinos at theo	1,024.6	1,172.3	1,210.4	3.3%
Impact of above/below theo	40.3	(3.2)	41.0	na
Casinos	1,064.9	1,169.1	1,251.5	7.1%
Gaming	859.8	867.2	866.9	0.0%
Wagering & Network Games	519.9	521.2	557.3	6.9%
EBITA[3]				
Casinos at theo	298.8	308.2	347.3	12.7%
Impact of above/below theo	33.3	(2.7)	33.9	na
Casinos	332.1	305.5	381.3	24.8%
Gaming	220.0	215.3	221.4	2.8%
Wagering & Network Games	94.0	86.5	102.2	18.0%

Notes:
1. Actual results for 12 months ended 30 June 2004 include a contribution from Jupiters for 8 months
2. Pro forma results include a contribution from Jupiters for 12 months in the current and prior periods
3. Excludes non-recurring items

Casinos – Key features

- Net operating revenue $1,251.5m, up 7.1% on a pro forma basis
- At theoretical win rates, net operating revenue increased 3.3% on a pro forma basis
- Table games revenue up 8.9% – 0.4% on a normalised basis
- Revenue from gaming machines up 5.8% on a pro forma basis – growth at all properties
- Growth in occupancy and average room rates drove 13.0% increase in hotel revenue
- F&B and other revenue growth of 0.8% – double digit growth at Jupiters properties
- Margin improvement at all properties

Casinos – Key features

* * * * * * * * *

Townsville financial performance

$m	Pro forma 12 mths to 30 Jun 03[1]	Pro forma 12 mths to 30 Jun 04[1]	Chg
Operating revenue			
Table games	6.7	6.5	(3.2)%
EGMs and other	15.2	18.9	24.3%
Total gaming	21.9	25.4	15.9%
Non gaming	16.1	17.9	11.3%
Total Op. revenue	38.0	43.3	14.0%
Other revenue	0.9	1.0	11.9%
Revenue from ordinary activities	38.9	44.4	13.9%
Taxes & operator commissions	(2.6)	(2.9)	13.2%
Operating expenses[2]	29.9	29.8	(0.5)%
Dep'n & amort'n	3.4	3.2	(5.5%)
EBITA[2]	**3.0**	**8.4**	**180.6%**
EBITA[2]/Net operating revenue (%)	*7.9*	*19.5*	

Performance improvement

- EBITA growth of 180.6% and margin improvement from 7.9% to 19.5%
- Gaming revenue increased 15.9% driven by EGM revenue increase
- Improved Hotel and Food & Beverage performance resulted in 11.3% increase in non gaming revenue
- Margin improvement driven by integration initiatives

Notes:
1. Pro forma results include a contribution from Jupiters for 12 months in the current and prior years
2. Excludes non-recurring items

Gaming – Key features

- Net operating revenue $866.9m, in line with prior year on a pro forma basis
  - Victorian gaming down 0.2%
  - Qld monitoring up 6.5%
- Rollout of Hyperlink machines continued
  - 798 machines rolled out across 110 venues
- Marketing initiatives
  - 40 Years of Rock
  - Wildcash and Cash Express jackpot promotions
- 54.5% of EGMs in the network now jackpot machines
- Market share improvement to 49.6% for June 2004
- Victorian Government announced a two stage review of gaming and wagering licences

Gaming – Key features

Venue upgrades





Venue upgrades

- 46 venues refurbished during the year
  - $7.7m at Mulgrave Country Club including major building extensions and refurbishment of existing facilities

Wagering and Network Games – Key features

- Net operating revenue increased 6.9% to $557.3 million on a pro forma basis
- Racing revenue up 4.2% with increases in all codes
- Rugby World Cup, Euro 2004 soccer tournament and AFL betting drove 31.0% increase in sportsbetting revenue
- Keno revenue growth of 4.6% – growth in all states
- Trackside revenue increased 25.6%
- Jupiters Technology revenue $12.6m up from $3.9m in the prior year
- Continued improvement in margin

Wagering and Network Games – Key features

Sportsbet revenue



$m
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
World Cup Soccer
2000
2001
2002
2003
2004

Drivers of growth

- CAGR of 22.0% for the period 2000 to 2004
- Product expanded throughout network
- Expansion of Customer Information Terminals provides more detailed product and odds information
- Increased new customers betting on special events
  - World Cup soccer – Jun 2002
  - World Cup Rugby Union – Nov 2003
  - Euro 2004 soccer tournament – Jun 2004

Wagering and Network Games – Key features

Breakdown of account sales



% of account sale transactions
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2000
2001
2002
2003
2004
Operator
IVR/NLSR
Internet
Probet

Lower cost distribution

- Self services share of transactions 53.7% compared to 45.7% in the prior year
- 77.4% increase in number of internet bets processed
- Marketing campaign promoting self service options
- $10 minimum bet introduced Sundays to Fridays in February, Saturdays 31 July

Integration of the Jupiters group

- All business units integrated – systems integration ongoing
- Implementation of integration strategies ahead of target
- Annual synergies/efficiencies identified are $27.9m, $3.3m above estimate at the half year
- The 2004 synergies/efficiencies are $12.5m comprising
  - Corporate $4.4m
  - Townsville $2.0m
  - Other $6.1m
- $26.6m of synergies/efficiencies expected to be achieved in the year ending 30 June 2005
- Annual synergies/efficiencies identified do not include any synergies/efficiencies with respect to Caesar's Entertainment managed properties (Gold Coast and Treasury)
- Discussions continue with Caesar's Entertainment

Integration of Tab Limited

- Management control taken 6 July
- Key executives appointed and organisational structures announced 25 August
- Operational review currently underway
- Current estimate of synergies consistent with Bidders Statement
- Work relating to divestment of Tabcorp's Queensland monitoring business and Tab's gaming business to be completed by end of year

Financial Performance

Financial performance

	Actual 12 mths to 30 Jun 03	Actual 12 mths to 30 Jun 04[3]	Change	Normalised 12 mths to 30 Jun 04[4]	Change
Net operating revenue	1,906.1	2,462.8	29.2%	2,422.5	27.1%
Other revenue[2]	13.4	26.6	98.8%	26.6	98.8%
Taxes on gambling	(589.9)	(678.5)	15.0%	(674.1)	14.3%
Operator commissions	(276.6)	(296.4)	7.2%	(296.4)	7.2%
Racing industry fees	(127.2)	(132.7)	4.3%	(132.7)	4.3%
Other operating expenses[1]	(385.5)	(641.1)	66.3%	(638.5)	65.7%
Depreciation and amortisation	(87.3)	(109.3)	25.3%	(109.3)	25.3%
EBITA[1]	453.3	631.3	39.3%	598.0	31.9%
Goodwill amortisation	(17.9)	(54.3)	202.2%	(54.3)	202.2%
EBIT[1]	435.3	577.0	32.6%	543.8	24.9%
Net interest expense	(48.5)	(99.0)	104.3%	(99.0)	104.3%
PAT before non-recurring items	263.1	310.6	18.1%	287.3	9.2%
Non-recurring items net of tax	(10.5)	0.4	na	0.4	na
Profit after tax	252.6	311.0	23.1%	287.7	13.9%
EBITA[1]/Net operating revenue (%)	23.8	25.6		24.7	
Net interest cover[1] (x)	9.0	5.8		5.5	

Notes:
1. Excludes non-recurring items
2. Excludes interest income and includes the net proceeds and the written down values from the sale of non-current assets
3. Actual results for the 12 months ended 30 June 2004 include a contribution from Jupiters for 8 months
4. Normalised results exclude the impact of above theoretical win rates in international commission play business in the Jupiters casinos for the 8 months

Financial performance

	Actual 12 mths to 30 Jun 03	Actual 12 mths to 30 Jun 04[1]	Change	Normalised 12 mths to 30 Jun 04[2]	Change
Net operating revenue ($m)	**1,906.1**	**2,462.8**	**29.2%**	**2,422.5**	**27.1%**
Net profit after tax ($m)					
- Before goodwill amort^n and non-recurring items	281.0	364.8	29.8%	341.6	21.5%
- Before non-recurring items	263.1	310.6	18.1%	287.3	9.2%
- Basic	252.6	311.0	23.1%	287.7	13.9%
Earnings per share (cents)					
-Before goodwill amort^n and non-recurring items	76.4	91.1	19.2%	85.2	11.6%
-Before non-recurring items	71.5	77.5	8.4%	71.7	0.3%
-Basic	68.7	77.6	13.1%	71.8	4.6%
Dividend per share[3] (cents)	**67.0**	**71.0**	**6.0%**	**71.0**	**6.0%**

Notes:
1. Actual results for the 12 months ended 30 June 2004 include a contribution from Jupiters for 8 months
2. Normalised results exclude the impact of above theoretical win rates in international commission play business in the Jupiters casinos for the 8 months
3. Fully franked

Non-recurring items

$m	W&NG	Gaming	Casinos	Unallocated	Total
12 months to 30 June 2004					
Restructure/integration costs	1.1	1.1	1.0	-	3.2
Goodwill amort^n – Star City rent	-	-	5.4	-	5.4
Surplus lease provision	-	(1.6)	-	-	(1.6)
Total pre-tax	1.1	(0.5)	6.4	-	7.0
Tax impacts					
- Tax effect of non-recurring items					(0.5)
- Star City prepaid rent					24.2
- Tax consolidation impact					(31.1)
Total tax impact					(7.4)
Total post-tax					(0.4)
12 months to 30 June 2003					
Restructure/integration costs	1.4	1.1	1.2	0.2	3.9
Writedowns of QLD property	-	1.7	-	-	1.7
Surplus lease provisions	-	2.0	7.0	-	9.0
Total pre-tax	1.4	4.8	8.2	0.2	14.6
Tax impact					(4.1)
Total post-tax					10.5

Casinos – Financial data

$m	Actual 12 months to 30 June 2004[1]	Pro forma 12 months to 30 June 2003[2]	Pro forma 12 months to 30 June 2004[2]	Change
Revenue from ordinary activities	1,069.6	1,175.8	1,258.1	7.0%
Taxes & operator commissions	(200.5)	(221.8)	(231.5)	4.4%
Other operating expenses[3]	(471.6)	(570.5)	(570.9)	(0.1)%
Depreciation & amortisation	(65.4)	(78.0)	(74.4)	(4.7)%
EBITA[3]	**332.1**	**305.5**	**381.3**	**24.8%**
EBITA/Net operating revenue (%)	*31.2*	*26.1*	*30.5*	

Notes:
1. Actual results for 12 months to 30 June 2004 include a contribution from Jupiters for 8 months
2. Pro forma results include a contribution from Jupiters for 12 months in the current and prior years
3. Excludes non-recurring items

Casinos – Financial data

	Normalised[1,2]		
	Pro forma 12 mths to 30 June 2003	Pro forma 12 mths to 30 June 2004	Change
Revenue from ordinary activities	1,179.0	1,217.0	3.2%
Taxes & operator commissions	(222.1)	(227.0)	2.2%
Other operating expenses[3]	(570.7)	(568.3)	(0.4)%
Depreciation & amortisation	(78.0)	(74.4)	(4.7)%
EBITA[3]	308.2	**347.3**	**12.7%**
EBITA/Net operating revenue (%)	*26.3*	*28.7*	

Notes:
1. Pro forma results include a contribution from Jupiters for 12 months in the current and prior years
2. Results normalised to exclude the impact of below theoretical win rates in 2003 and above theoretical win rates in 2004 in the international commission play business
3. Excludes non-recurring items

Casinos – Financial data

$m	Actual 12 months to 30 June 2004[1]	Pro forma 12 months to 30 June 2003[2]	Pro forma 12 months to 30 June 2004[2]	Change
Net operating revenue				
Table games				
Rebate play at theo	21.2	37.2	30.5	(18.1)%
Above theo	40.3	(3.2)	41.0	na
Other	445.5	485.5	494.3	1.8%
Total tables	507.0	519.5	565.8	8.9%
EGMs & other	391.3	452.8	479.3	5.8%
Total gaming	898.3	972.3	1,045.1	7.5%
Accommodation	64.7	66.7	75.3	13.0%
Food & Beverage and other	101.9	130.1	131.1	0.8%
Total operating revenue	1,064.9	1,169.1	1,251.5	7.1%
Other revenue	4.7	6.7	6.6	(0.5)%
Revenue from ordinary activities	1,069.6	1,175.8	1,258.1	7.0%
Revenue (at theo)	1,029.3	1,179.0	1,217.0	3.2%
Overall win/table/day ($) (ex rebate)		*3,488*	*3,581*	*2.7%*
NMR/EGM/day ($)		*276*	*288*	*4.1%*
Occupancy (%)		*68.1*	*73.1*	*7.3%*

Notes:
1. Actual results for 12 months to 30 June 2004 include a contribution from Jupiters for 8 months
2. Pro forma results include a contribution from Jupiters for 12 months in the current and prior years

Casinos – Financial data

$m	Actual 12 months to 30 June 2004[1]	Pro forma 12 months to 30 June 2003[2]	Pro forma 12 months to 30 June 2004[2]	Change
Star City				
Table games				
PGR	106.6	105.5	106.6	1.1%
MGF	239.7	234.1	239.7	2.4%
EGMs & other gaming	204.9	201.8	204.9	1.6%
Non-gaming	88.4	89.9	88.4	(1.6)%
Total Star City	639.7	631.2	639.7	1.3%
Jupiters casinos				
Rebate play				
At theo	21.2	37.2	30.5	(18.1)%
Above theo	40.3	(3.2)	41.0	na
	61.5	34.0	71.5	110.5%
Other table games	99.2	145.9	147.9	1.4%
EGMs & other gaming	186.4	251.0	274.3	9.3%
Non-gaming	78.1	106.9	118.0	10.4%
Total Jupiters casinos	425.2	537.8	611.8	13.8%
Total casinos	**1,064.9**	**1,169.1**	**1,251.5**	**7.1%**

Notes:
1. Actual results for 12 months to 30 June 2004 include a contribution from Jupiters for 8 months
2. Pro forma results include a contribution from Jupiters for 12 months in the current and prior years

Gaming – Financial data

$m	Actual 12 months to 30 June 2004[1]	Pro forma 12 months to 30 June 2003[2]	Pro forma 12 months to 30 June 2004[2]	Change
Revenue from ordinary activities	862.2	869.2	869.3	0.0%
Taxes & operator commissions	(578.8)	(579.9)	(578.8)	(0.2)%
Other operating expenses[3]	(37.6)	(43.7)	(42.4)	(2.9)%
Depreciation & amortisation	(25.7)	(30.3)	(26.7)	(11.9)%
EBITA[3]	**220.0**	**215.3**	**221.4**	**2.8%**
EBITA/Net operating revenue (%)	*25.6*	*24.8*	*25.5*	

Notes:
1. Actual results for 12 months to 30 June 2004 include a contribution from Jupiters for 8 months
2. Pro forma results include a contribution from Jupiters for 12 months in the current and prior years
3. Excludes non-recurring items

Gaming – Financial data

$m	Actual 12 months to 30 June 2004[1]	Pro forma 12 months to 30 June 2003[2]	Pro forma 12 months to 30 June 2004[2]	Change
Net operating revenue				
Victorian network				
Hotels	558.7	566.1	558.7	(1.3)%
Clubs	285.9	280.2	285.9	2.0%
Total Victorian gaming	844.6	846.3	844.6	(0.2%)
Qld monitoring & other	15.2	20.9	22.3	6.5%
Total net operating revenue	859.8	867.2	866.9	0.0%
Other revenue	2.4	2.0	2.4	23.5%
Revenue from ordinary activities	862.2	869.2	869.3	0.0%
EGMs (period end) (VIC)		*13,749*	*13,618*	(131)
Venues (VIC)		*271*	*270*	(1)
$NMR/EGM (daily avge) (VIC)		*226*	*225*	(1)

Notes:
1. Actual results for 12 months to 30 June 2004 include a contribution from Jupiters for 8 months
2. Pro forma results include a contribution from Jupiters for 12 months in the current and prior years

Wagering & Network Games – Financial data

$m	Actual 12 months to 30 June 2004[1]	Pro forma 12 months to 30 June 2003[2]	Pro forma 12 months to 30 June 2004[2]	Change
Revenue from ordinary activities	538.3	541.1	581.0	7.4%
R.I., taxes & op. commissions	(331.3)	(324.6)	(340.8)	5.0%
Other operating expenses[3]	(94.2)	(109.5)	(115.8)	5.9%
Depreciation & amortisation	(18.8)	(20.5)	(22.2)	8.1%
EBITA[3]	**94.0**	**86.5**	**102.2**	**18.0%**
EBITA/Net operating revenue (%)	*18.1*	*16.6*	*18.3*	

Notes:
1. Actual results for 12 months to 30 June 2004 include a contribution from Jupiters for 8 months
2. Pro forma results include a contribution from Jupiters for 12 months in the current and prior years
3. Excludes non-recurring items

Wagering & Network Games – Financial data

$m	Actual 12 months to 30 June 2004[1]	Pro forma 12 months to 30 June 2003[2]	Pro forma 12 months to 30 June 2004[2]	Change
Net operating revenue				
Racing				
Thoroughbred	291.3	283.0	291.3	2.9%
Harness	63.5	59.8	63.5	6.3%
Greyhound	62.5	57.9	62.5	8.1%
Total racing	417.3	400.7	417.3	4.2%
Sportsbetting	11.9	9.0	11.9	31.0%
Keno	66.6	93.6	97.9	4.6%
Jupiters Technology	6.5	3.9	12.6	221.6%
Trackside	10.9	8.7	10.9	25.6%
Other	6.7	5.4	6.7	22.3%
Total net operating revenue	519.9	521.3	557.3	6.9%
Other revenue	18.4	19.9	23.7	19.4%
Revenue from ordinary activities	538.3	541.1	581.0	7.4%
Meetings		*5,737*	*5,850*	*113*
Retail outlets				
TAB agencies/PubTABs		*566*	*566*	-
Keno outlets		*1,966*	*2,019*	53

Notes:
1. Actual results for 12 months to 30 June 2004 include a contribution from Jupiters for 8 months
2. Pro forma results include a contribution from Jupiters for 12 months in the current and prior years

Tabcorp Group – Financial position

$m	As at 30 June 2003	As at 31 Dec 2003	As at 30 June 2004
Current assets	158.4	303.0	361.0
Licences/management agreement	1,081.8	1,122.4	1,118.6
Goodwill	292.9	1,320.8	1,280.6
Property, plant & equipment	759.2	1,483.8	1,412.3
Other non current assets	107.2	203.6	173.4
Total assets	2,399.5	4,433.6	4,345.9
Total liabilities	1,079.6	2,562.3	2,369.9
Shareholders' funds	1,319.9	1,871.3	1,976.0
Net debt	647.1	1,791.8	1,675.0
Shares on issue	365.6	415.3	423.5
Capital expenditure[1]	56.4	57.2	94.4
Net debt / Equity (%)	49.0	95.8	84.8

Notes:
1 Represents actual 12 months' capital expenditure for the periods ended 30 June 2003 and 2004 and 6 months' capital expenditure for the period ended 31 December 2003

Tab Limited

Tab Limited – Summary financial results

$m	12 months to 30 June 2003	12 months to 30 June 2004	Change
Net operating revenue[1]			
Wagering	785.9	825.6	5.1%
Media	100.1	101.9	1.8%
Gaming	41.9	52.7	25.8%
EBITA[1]			
Wagering	117.8	128.4	9.0%
Media	38.7	40.9	5.7%
Gaming	(7.2)	(6.5)	9.7%
Net profit after tax			
Pre goodwill and non-recurring items	87.1	96.7	11.0%
Pre non-recurring items	74.5	84.1	12.9%
Basic	74.5	73.4	(1.5)%

Notes:
1. Excludes non-recurring items

Focus for 2005 and Conclusion

Focus for FY2005

- Continuing track record of consistent, solid earnings growth
- Continue to maximise synergies/efficiencies through the integration of Jupiters and Tab
- Developing growth and efficiency opportunities across media operations
- Cultural integration and investing in our people
- Building our brands to market leading positions and focussing on our customers to ensure we enhance their entertainment experiences
- Continued implementation of responsible gambling initiatives

Conclusion

- Strong performance for the year, result above forecast and continued track record of solid earnings growth
- All divisions contributed to earnings growth
- Jupiters integration ahead of synergy targets and schedule and Tab commenced and in line with Bidders Statement – year ahead will be focussed on integration
- Trend of solid EPS growth expected to continue in FY05
- Acquisitions have created a new platform for growth – we are a diversified gambling and entertainment business with unique capabilities
- We are creating…

Tabcorp

the bigger better game

Appendices

Appendices

Tabcorp

1. Segmented earnings
2. Jupiters acquisition accounting – goodwill
3. Jupiters acquisition accounting – accounting changes

Tab Limited

1. Financial performance
2. Reconciliation to profit guidance
3. Wagering financial data
4. Media financial data
5. Gaming financial data
6. Financial position

Tabcorp – Segmented earnings

$m	W&NG	Gaming	Casinos	Unallocated	Total
12 mths to 30 June 2004					
Operating revenue	519.9	859.8	1,064.9	18.2	2,462.8
Other revenue[2]	18.4	2.4	4.7	1.1	26.6
Total revenue	538.3	862.2	1,069.6	19.4	2,489.5
EBITA[1]	94.0	220.0	332.1	(14.8)	631.3
Goodwill	(8.3)	(1.1)	(44.6)	(0.3)	(54.3)
EBIT[1]	85.7	218.9	287.5	(15.1)	577.0
12 mths to 30 June 2003					
Operating revenue	426.8	848.1	631.2	-	1,906.1
Other revenue[2]	6.8	2.0	4.2	0.4	13.4
Total revenue	433.6	850.1	635.5	0.4	1,919.6
EBITA[1]	68.4	213.0	183.1	(11.2)	453.3
Goodwill	(0.1)	-	(17.8)	-	(17.9)
EBIT[1]	68.3	213.0	165.2	(11.2)	435.3

Notes:

1. Excludes non-recurring items
2. Excludes interest income and includes the net proceeds and written down values from the sale of non-current assets

Jupiters acquisition accounting –Goodwill

		$m
Equity consideration	(48.4m TAH shares @ $10.58/share)	512
Cash consideration	(202m JUP shares @ $2.85/share, options, costs)	591
Total consideration paid for Jupiters equity		**1,103**
Jupiters net debt acquired (fair value)	(bank debt, US Notes, RPS, less cash)	368
Dividends paid to Jupiters shareholders	(special div $152m, Centrebet div $34m)	186
Total enterprise value acquired		**1,657**
Less Net debt acquired (including dividend paid to Jupiters shareholders)		554
Less Fair value of net assets acquired		54
Total Goodwill		**1,049**

Jupiters acquisition accounting – Accounting changes

$m	Actual 8 months to 30 June 2004	Pro forma 12 months to 30 June 2004
Statement of Financial Performance		
- Lease rental charge at Jupiters Treasury[1]	(2.9)	(4.3)
- Provision relating to Caesar's Management contract[2]	14.6	na

Notes:

1. Rent is being expensed at a rate of $8.0 million per annum at Conrad Treasury Hotel-Casino until April 2005 and $1.0 million per annum thereafter until the end of the licence period. The previous Jupiters accounting policy expensed only $3.7 million per annum until April 2005 and then $1.7 million per annum until the end of the licence period
2. A provision with respect to the management contracts with BI Gaming was made on acquisition in Tabcorps accounts amounting to $115.9 million, representing fair value of the asset and liability arising under the management contracts at the date of acquisition. The estimated future tax deductions relating to these payments amounting to $34.8 million were brought to account as a deferred tax benefit. This treatment increased reported EBITA of the three Jupiters casinos by the amounts shown.

Tab Limited – Financial performance

$m	12 months to 30 June 2003	12 months to 30 June 2004	Change
Net operating revenue ($m)	927.9	980.2	5.6%
Net profit after tax			
- Before goodwill amort^{m} and non-recurring items ($m)	87.1	96.7	11.0%
- Before non-recurring items ($m)	74.5	84.1	12.9%
- Basic ($m)	74.5	73.4	(1.5)%

Tab Limited – Reconciliation to profit guidance

$m	12 months to 30 June 2004
Profit upgrade	**90.0**
Gaming Incentive Fee rebate uncertain due to ownership changes	(2.8)
Asset write-offs	(2.6)
Equity swap gains	11.7
Corporate activity expenses	(24.6)
Franking credit penalty	(1.0)
Income tax favourable variances	2.9
Other including variances from forecast operating results	(0.2)
Reported net profit after tax	**73.4**
Add back non-recurring items	
Equity swap gains	(11.7)
Corporate activity expenses	24.6
Franking credit penalty	1.0
Unclaimed dividends writeback	(2.2)
Sky WHT credits	(1.5)
Asset writeoffs	2.6
Other	(2.1)
Recurring net profit after tax	**84.1**

Non-recurring items

$m	Wagering	Gaming	Media	Unallocated	Total
12 months to 30 June 2004					
Corporate activity expenses				(31.2)	(31.2)
Equity swap gains				16.7	16.7
Asset write-offs	(3.0)	(0.6)			(3.7)
Unclaimed dividends writeback	3.2				3.2
Parramatta South compensation	0.9				0.9
Oncourse creditors	0.8				0.8
Keycorp settlement		1.2			1.2
Total pre-tax	1.8	0.6		(14.5)	(12.2)
Sky WHT credits				1.5	1.5
Franking credit penalty				(1.0)	(1.0)
Tax impact	(0.5)	(0.2)		1.6	0.9
Total post-tax	1.2	0.3		(12.4)	(10.7)

Tab Limited Wagering – Financial data

$m	12 months to 30 June 2003[1]	12 months to 30 June 2004[1]	Change
Net operating revenue			
Racing			
Thoroughbred	517.5	531.6	2.7%
Harness	101.0	107.1	6.0%
Greyhound	123.7	133.2	7.7%
Total racing	742.2	771.9	4.0%
Sportsbetting	23.9	30.7	28.5%
Other	19.8	23.0	16.2%
Total net operating revenue	**785.9**	**825.6**	**5.1%**
Other revenue	5.3	4.5	(15.1)%
Revenue from ordinary activities	**791.2**	**830.1**	**4.9%**
Operating expenses	650.6	675.1	3.8%
Depreciation and amortisation	22.8	26.6	16.7%
EBITA	**117.8**	**128.4**	**9.0%**
EBITA/Net operating revenue (%)	*14.9*	*15.5*	
Meetings	*5,608*	*5,729*	*121*
TAB agencies/PubTABs	*1,917*	*2,095*	*178*

Notes:

1. Excludes non-recurring items

Tab Limited Media – Financial data

$m	12 months to 30 June 2003[1]	12 months to 30 June 2004[1]	Change
Net operating revenue	**100.1**	**101.9**	**1.8%**
Other revenue	0.4	0.6	50.0%
Revenue from ordinary activities	**100.5**	**102.5**	**2.0%**
Operating expenses	56.9	57.1	0.4%
Depreciation and amortisation	4.9	4.5	8.2%
EBITA	**38.7**	**40.9**	**5.7%**
EBITA/Net operating revenue (%)	*38.5*	*39.9*	

Notes:
1. Excludes non-recurring items

Tab Limited Gaming – Financial data

$m	12 months to 30 June 2003[1]	12 months to 30 June 2004[1]	Change
Net operating revenue			
CMS	32.2	35.1	9.0%
Maxgaming	7.8	17.0	117.9%
Other	1.9	0.6	(31.6)%
Total net operating revenue	**41.9**	**52.7**	**25.8%**
Other revenue	0.3	1.5	na
Revenue from ordinary activities	**42.2**	**54.2**	**28.4%**
Operating expenses	29.6	38.1	28.7%
Depreciation and amortisation	19.8	22.6	14.1%
EBITA	**(7.2)**	**(6.5)**	**9.7%**
EBITA/Net operating revenue (%)	*na*	*na*	
EGMs installed	*1,394*	*3,319*	*1,925*
Venues	*201*	*388*	*187*

Notes:
1. Excludes non-recurring items

Tab Limited– Financial position

* * * * * * * * *

$m	As at 30 June 2003	As at 31 Dec 2003	As at 30 June 2004
Current assets	61.6	76.8	76.9
Licences/management agreement	372.2	369.9	367.5
Goodwill	183.5	177.2	170.9
Property, plant & equipment	400.4	378.8	358.0
Other non current assets	6.6	6.2	10.7
Total assets	1,024.3	1,008.9	984.0
Total liabilities	602.5	583.3	565.8
`	421.8	425.6	418.2
Net debt	364.1	317.2	304.0
Shares on issue	451.2	451.1	451.1
Capital expenditure[1]	33.9	10.2	16.0
Net debt / Equity (%)	86.3	74.5	72.7

Notes:
[1] Capital expenditure represents 6 months

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

TABCORP Holdings Limited

ABN

66 063 780 709

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in the capital of TABCORP (***Ordinary Shares***).
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the securities will be the same as the terms of the existing Ordinary Shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$12.61 per Ordinary Share as described in the 2002 Notice of Annual General Meeting of TABCORP Holdings Limited
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to the Managing Director and Chief Executive Officer upon the exercise of options granted to him upon commencement of employment with TABCORP Holdings Limited in recognition of forfeiting option entitlements upon resignation from a previous employment as described in the 2002 Notice of Annual General Meeting of TABCORP Holdings Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 August 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
506,326,898	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,000,000	Options allocated to the Managing Director and Chief Executive Officer on 8 October 2002 as detailed in the 2002 Notice of Annual General Meeting.
		1,364,749	Performance Options issued pursuant to TABCORP's Long Term Performance Plan as detailed in the 2003 Notice of Annual General Meeting.
		186,215	Share Rights issued pursuant to TABCORP's Long Term Performance Plan as detailed in the 2003 Notice of Annual General Meeting.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will participate from the date of allotment to the same extent as the other Ordinary Shares in TABCORP.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not applicable	

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 August 2004
(Director/Company secretary)

Print name: Peter Caillard

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	TABCORP Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Matthew James Slatter
Date of last notice	8 October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	500,000 Ordinary Shares pursuant to the company's Long Term Incentive Plan as detailed in the 2002 Notice of Annual General Meeting. 1,000,000 Options pursuant to a Contract of Employment, described as Tranches 1-4 in the 2002 Notice of Annual General Meeting. 1,500,000 Options pursuant to a Contract of Employment in recognition of forfeiting option entitlements upon resignation from a previous employment as described in the 2002 Notice of Annual General Meeting. 352,349 Performance Options pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting. 15,996 Share Rights pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting.

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	All securities listed above are held directly by the individual as the registered holder.
Date of change	27 August 2004
No. of securities held prior to change	As detailed above
Class	As detailed above
Number acquired	500,000 Ordinary Shares issued upon exercise of 500,000 Options
Number disposed	The number of Options has reduced by 500,000 upon exercise into Ordinary Shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The price at which the Options are exercised is $12.61 per Ordinary Share, being the price as described in the 2002 Notice of Annual General Meeting
No. of securities held after change	500,000 Ordinary Shares. 500,000 Ordinary Shares pursuant to the company's Long Term Incentive Plan as detailed in the 2002 Notice of Annual General Meeting. 1,000,000 Options pursuant to a Contract of Employment, described as Tranches 1-4 in the 2002 Notice of Annual General Meeting. 1,000,000 Options pursuant to Contract of Employment in recognition of forfeiting option entitlements upon resignation from a previous employment as described in the 2002 Notice of Annual General Meeting. 352,349 Performance Options pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting. 15,996 Share Rights pursuant to the company's Long Term Performance Plan as described in the 2003 Notice of Annual General Meeting.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options into Ordinary Shares.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable

+ See chapter 19 for defined terms.

Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

+ See chapter 19 for defined terms.

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

27 August 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TABCORP HOLDINGS LIMITED
Notice under Listing Rule 3.4

TABCORP Holdings Limited (ABN 66 063 780 709) (***TABCORP***), the holding company of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), refers to the bidder's statement lodged by Bidder with the Australian Securities and Investments Commission on 2 April 2004 (as supplemented), pursuant to which Bidder made offers dated 21 April 2004 (the ***Offers***) under a takeover bid for the ordinary shares (***Tab Shares***) in Tab Limited.

As a result of the close of the Offers on 13 August 2004, TABCORP gives notice of the following information as required by ASX Listing Rule 3.4:

- A distribution schedule of the number of TABCORP Ordinary Shares.
- Details of the largest 20 holders of TABCORP Ordinary Shares.

Distribution schedule
of the number of TABCORP Ordinary Shares on issue as at 27 August 2004

Range	Number of holders
1 - 1000	169,189
1001 - 5000	38,322
5001 - 10000	3,120
10001 - 100000	1,352
100001 and Over	163
Total	212,146

Top 20 Investors
in TABCORP Ordinary Shares as at 27 August 2004

Rank	Investor Name	Number of Shares	% of issued capital
1	NATIONAL NOMINEES LIMITED	56,977,714	11.25
2	WESTPAC CUSTODIAN NOMINEES LIMITED	49,277,055	9.73
3	J P MORGAN NOMINEES AUSTRALIA LIMITED	41,245,525	8.14
4	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	25,482,782	5.03
5	CITICORP NOMINEES PTY LIMITED	21,088,131	4.16
6	ANZ NOMINEES LIMITED	10,625,105	2.10
7	COGENT NOMINEES PTY LIMITED	9,908,676	1.96
8	QUEENSLAND INVESTMENT CORPORATION	9,286,160	1.83
9	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	6,276,468	1.24
10	AMP LIFE LIMITED	5,620,970	1.11
11	WESTPAC FINANCIAL SERVICES LIMITED	4,135,116	0.82
12	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C>	4,090,060	0.81
13	IAG NOMINEES PTY LIMITED	3,876,663	0.77
14	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	3,529,467	0.70
15	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C>	3,457,009	0.68
16	CITICORP NOMINEES PTY LIMITED <CFS WSLE IMPUTATION FND A/C>	3,307,967	0.65
17	IOOF INVESTMENT MANAGEMENT LIMITED	2,886,116	0.57
18	CITICORP NOMINEES PTY LIMITED <CFS WSLE INDUSTRIAL SHR A/C>	2,434,569	0.48
19	CITICORP NOMINEES PTY LIMITED <CFS WSLE AUST SHARE FND A/C>	2,376,952	0.47
20	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD	2,118,291	0.42

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

25 August 2004

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

CHANGE IN SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19.1, the Company gives notice that it has become aware that Perpetual Trustees Australia Limited changed its relevant interest in TABCORP Holdings Limited on 23 August 2004 to 36,047,640 ordinary shares representing 7.13% of the issued fully paid ordinary capital.

Section 53 of the Victorian Gaming and Betting Act prohibits an individual from having a voting power of more than 10% in TABCORP Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.